Filed pursuant to General Instruction II.L

of Form F-10; File No. 333-260264

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED NOVEMBER 18, 2021

New Issue November 24, 2021

mCloud Technologies Corp.

USD$9,450,000

2,100,000 Units

Price: USD$4.50 per Unit

This prospectus supplement (the “Prospectus Supplement”) of mCloud Technologies Corp. (the “Corporation”, the “Company”, “mCloud”, “us”, “we” or “our”), together with the short form base shelf prospectus dated November 18, 2021 to which it relates (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of units of the Corporation (the “Units”) at a price of USD$4.50 per Unit (the “Offering Price”).

Each Unit consists of one common share (a “Common Share”) in the capital of the Company (a “Offered Share”) and one common share purchase warrant (each common share purchase warrant, a “Warrant”). Each Warrant will be exercisable to purchase one Common Share (a “Warrant Share”) at a price of USD$4.75 per Warrant Share until 5:00 p.m. (Eastern Time) on the date that is five years after the Closing Date, subject to adjustment in certain circumstances. The Units will separate into Offered Shares and Warrants, as applicable, immediately upon distribution and the Offered Shares and Warrants will be issued separately. This Prospectus Supplement also qualifies the distribution of Warrant Shares issuable upon exercise of the Warrants. See “Description of Securities”. Pursuant to this Prospectus Supplement, we will also issue the warrants described below as part of the compensation payable to the underwriters in connection with this Offering.

The Company’s outstanding Common Shares are listed for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “MCLD” and also trade on the OTCQB Venture Market by OTC Markets Group (the “OTCQB”) under the symbol “MCLDF”. On November 22, 2021, the last trading day completed prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSXV and OTCQB were CAD$6.54 and USD$4.92, respectively. The Company has received approval to list the Common Shares (including the Offered Shares) on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “MCLD” and has applied to list the Warrants on Nasdaq. Trading of the Common Shares on the Nasdaq is anticipated to commence following pricing of the Units under the Offering. Listing of the Offered Shares will be subject to the Company fulfilling the listing requirements of Nasdaq. If, for whatever reason, Nasdaq does not confirm the listing of the Warrants prior to the pricing of this Offering, the listing of the Warrants on Nasdaq could be delayed, which would limit the liquidity of the Warrants.

Unless otherwise noted and other than in our financial statements and the notes thereto, the share and per share information in this Prospectus Supplement reflects a previously announced reverse stock split of the outstanding common shares at an assumed 1-for-3 ratio completed effective as of the open of trading on November 24, 2021.

Price: USD$4.50 per Unit

	Price to Public(1)	Underwriter’s Discounts and Commissions(2)	Net Proceeds to Corporation(3)(4)
Per Unit	USD$4.50	USD$0.36	USD$4.14
Total (4)	USD$9,450,000	USD$756,000	USD$8,694,000

Notes:

1)	The price of the Units was determined by negotiation between the Corporation and the Underwriter (as defined below) with reference to the then-current market price of the Common Shares.

2)

We have also agreed to issue warrants to purchase shares of our Common Shares to the Underwriter and to reimburse the Underwriter for certain expenses. See “Underwriting” for additional information regarding total underwriter compensation.

3)

Before deducting the expenses of the Offering, estimated to be approximately USD$1,000,000, which, includes the Underwriter’s discounts and commissions, will be paid for by the Corporation out of the gross proceeds of the Offering. See “Underwriting”.

4)

The amount of Offering proceeds to us presented in this table does not give effect to any exercise of the: (i) Over-Allotment Option (if any) we have granted to the Underwriter as described below and (ii) warrants being issued to the Underwriter in this Offering. We have granted the Underwriter an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part at any time for a period of 45 days from and after the closing of the Offering, to purchase up to 315,000 additional Common Shares (representing 15% of the total number of the Common Shares offered hereunder) and/or Warrants to purchase up to 315,000 additional Common Shares (representing 15% of the Warrants offered hereunder) at the Offering Price listed above, less Underwriter’s discounts payable by us, solely to cover over-allotments, if any, and commissions. If the Over-Allotment is exercised in full, the total “Price to the Public”, “Underwriters Fee” and “Net Proceeds to the Corporation” (before deducting expenses of the Offering) will be USD$10,867,500, USD$869,400 and USD$9,998,100, respectively.

Sole Book-Running Manager

Maxim Group LLC

An investment in the Units involves a high degree of risk, including certain risks inherent in the Corporation’s involvement in the optimization of energy assets using artificial intelligence (“AI”) from the cloud for multiple industries, and should only be made by persons who can afford the total loss of their investment. The risk factors identified under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in this Prospectus Supplement and under the heading “Risk Factors” in the Shelf Prospectus and the AIF (as hereinafter defined), should be carefully reviewed and evaluated by prospective investors before purchasing Units.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This Prospectus Supplement qualifies the distribution of the Offered Shares and Warrants to eligible investors outside of Canada, including the Warrant Shares issuable upon exercise of the Warrants. The Offering is being made only in the United States and certain other foreign jurisdictions and the Units will be offered directly to the purchasers participating in the Offering. No Units will be offered or sold to Canadian purchasers, and there will be no solicitations or advertising activities undertaken in Canada in connection with the Offering.

The Units are being offered in the United States by Maxim Group LLC (“Underwriter”) pursuant to an underwriting agreement between the Underwriter and the Corporation (the “Underwriting Agreement”). The Underwriter is not registered to sell securities in any Canadian jurisdiction and, accordingly, will not, directly or indirectly, solicit offers to purchase, sell or distribute the Units in Canada and will act as an underwriter for us only in respect of the offer, sale and distribution of Units outside of Canada.

The Underwriter conditionally offers the Units qualified under this Prospectus Supplement, subject to prior sale, if, as and when issued by the Corporation’s U.S. counsel.

The Underwriter, as principal, conditionally offer the Units qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, when, as and if delivered to the Underwriter and accepted by them subject to the conditions contained in the Underwriting Agreement, as described under “Underwriting”.

All dollar amounts in this Prospectus Supplement are in U.S. dollars, unless otherwise indicated. See “Currency Presentation and Financial Information”.

Prospective investors should be aware that the acquisition of the Units described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Certain Material U.S. Federal Income Tax Considerations”.

The Company is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare the Shelf Prospectus and this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and may not be comparable to financial statements of United States companies. The audit of such financial statements may be subject to Canadian Auditing Standards and auditor independence standards.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of British Columbia, Canada , that some or all of its officers and directors may be residents of Canada, that some of the underwriters or experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Enforcement of Civil Liabilities”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering (the “Closing”) is expected to take place on or about November 29, 2021, or such earlier or later date as the Corporation and the Underwriter may agree (the “Closing Date”). It is expected that the Offered Shares will be registered in the name of The Depository Trust Company (“DTC”) or its nominee and that the Offered Shares will be deposited with DTC on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers except in certain limited circumstances, and registration will be made in the depository service of DTC. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer who is a DTC participant and from or through whom a beneficial interest in the Offered Shares is purchased. Certificates representing the Warrants will be in definitive form and available for delivery to the Purchasers at Closing. See “Underwriting”.

Subject to applicable laws, the Underwriter may, in connection with the Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Russel McMeekin (President, Chief Executive Officer, Director and Promoter of the Company), Michael Allman (Director of the Company), Costantino Lanza (Chief Growth Officer, Director and Promoter of the Company) and Elizabeth MacLean (Director of the Company) reside outside of Canada and each has appointed Owens Wright LLP, Suite 300, 20 Holly Street, Toronto, Ontario, M4S 3B1, as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process. The head office of the Company is located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8 and the registered office is located at 2686 Point Grey Rd., Vancouver, BC, V6K 1A5, Canada.

Unless otherwise indicated, the disclosure contained in this Prospectus Supplement assumes that the Over-Allotment Option has not been exercised.

PROSPECTUS SUPPLEMENT

SHELF PROSPECTUS

NOTICE TO READER	1
CURRENCY PRESENTATION AND FINANCIAL INFORMATION	3
Trademark and Trade Names	3
MARKETING MATERIALS	3
DOCUMENTS INCORPORATED BY REFERENCE	3
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	4

NOTICE TO READERS

About this Prospectus Supplement

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.

Neither we nor the Underwriter have authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Units or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The Units are not being offered in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Corporation does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Corporation’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to the Corporation and readers of this Prospectus Supplement should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

Market and Industry Data

Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus Supplement is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third party sources referred to or incorporated by reference herein and accordingly, the accuracy and completeness of such data is not guaranteed. None of these third party sources has provided any form of consultation, advice or counsel regarding any aspect of, or is in any way whatsoever associated with, this Prospectus Supplement.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein contain certain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Corporation’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Corporation’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. The forward-looking information contained herein may include, but is not limited to, information relating to:

•	the expansion of the Corporation’s business to new geographic areas, including China, Southeast Asia, Continental Europe and the Middle East;

•	the Corporation’s anticipated completion of any announced proposed acquisitions;

•	the performance of the Corporation’s business and operations;

•	the intention to grow the business and operations of the Corporation;

•	expectations with respect to the advancement of the Corporation’s products and services, including the underlying technology;

•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Corporation’s existing customer base;

•	the acceptance by customers and the marketplace of the Corporation’s products and solutions;

•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Corporation’s products;

•	the ability to successfully leverage current and future strategic partnerships and alliances;

•	the anticipated trends and challenges in the Corporation’s business and the markets and jurisdictions in which the Corporation operates;

•	the ability to obtain capital;

•	sufficiency of capital; and

•	general economic, financial market, regulatory and political conditions in which the Corporation operates.

By identifying such information and statements in this manner, the Corporation is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such information and statements. An investment in securities of the Corporation is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading “Risk Factors” in our most recent annual report. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. In connection with the forward-looking information and forward-looking statements contained in this Prospectus Supplement, the Corporation has made certain assumptions, including, but not limited to:

•	the Corporation will be able to successfully consolidate acquired businesses with the Corporation’s existing operations;

•	the Corporation will be able to incorporate acquired technologies into its AssetCare platform;

•	the Corporation will be able to realize synergies with acquired businesses;

•	the customers of any acquired businesses will remain customers of the Corporation following the completion of an acquisition;

•	the Corporation will continue to be in compliance with regulatory requirements;

•	the Corporation will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business; and

•

key personnel will continue their employment with the Corporation and the Corporation will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner.

Although the Corporation believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein are made as of the date hereof (or as the date they are otherwise stated to be made) and are subject to change after such date. All subsequent written and oral forward-looking information and statements attributable to the Corporation or persons acting on its behalf is expressly qualified in its entirety by this notice. Investors should read this entire prospectus and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in the Unit

A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information, including the factors discussed in the section entitled “Risk Factors” in this Prospectus Supplement. Additional information about the risks and uncertainties of forward-looking information and the assumptions upon which it is based is contained in the Corporation’s filings with securities regulators, which are available electronically through the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

CURRENCY PRESENTATION AND FINANCIAL INFORMATION

Unless otherwise indicated, all references to monetary amounts in this Prospectus Supplement are denominated in U.S. dollars. The financial statements of the Corporation incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

TRADEMARK AND TRADE NAMES

This Prospectus Supplement includes, or may include, trademarks and trade names that are protected under applicable intellectual property laws and are the property of the Corporation. Solely for convenience, our trade-marks and trade names referred to in this Prospectus Supplement may appear without the ® or ™ symbols, or other applicable symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, and trade names.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) used in connection with the Offering does not form a part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed under the Corporation’s profile on SEDAR at www.sedar.com before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Shelf Prospectus solely for the purpose of the Offering. Other documents are also incorporated, or deemed to be incorporated, by reference in the Shelf Prospectus for the purpose of the Offering and reference should be made to the Shelf Prospectus for full particulars thereof.

The following documents filed by the Corporation with securities commissions or similar authorities in Canada are available under the Corporation’s profile on SEDAR at www.sedar.com and are specifically incorporated by reference into this Prospectus Supplement:

(a)	the annual information form of the Corporation for the financial year ended December 31, 2020 dated April 12, 2021 (the “AIF”);

(b)

the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2020, together with the notes thereto and the report of independent auditors thereon (the “Annual Financial Statements”);

(c)	management’s discussion and analysis of the Corporation relating to the Annual Financial Statements;

(d)	the unaudited interim financial statements of the Corporation as at and for the six month period ended June 30, 2021, together with the notes thereto (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of the Corporation relating to the Interim Financial Statements;

(f)

the management information circular of the Corporation dated November 30, 2020 distributed in connection with the annual and special meeting of shareholders of the Corporation held on December 29, 2020 (the “2020 Circular”), other than any statement contained in the 2020 Circular to the extent that any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein subsequently filed after the 2020 Circular modifies or supersedes such a statement contained in the 2020 Circular;

(g)	the material change report of the Corporation dated April 15, 2021 in respect of the completion of the Brokered Offering;

(h)	the material change report of the Corporation dated July 21, 2021 in respect of the entering into by the Corporation of the Debt Conversion and Exchange Agreements.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into the Shelf Prospectus and this Prospectus Supplement, if filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and before the expiry of the Shelf Prospectus, are deemed to be incorporated by reference in the Shelf Prospectus and this Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part. In addition, the Corporation may incorporate by reference into the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part, other information from documents that the Corporation will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), if and to the extent expressly provided therein.

Documents referenced in any of the documents incorporated by reference in the Shelf Prospectus or this Prospectus Supplement but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus Supplement are not incorporated by reference in this Prospectus Supplement.

Any statement contained in the Shelf Prospectus or this Prospectus Supplement, or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Shelf Prospectus to the extent that a statement contained herein, in this or any future Prospectus Supplement or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of the Shelf Prospectus or this Prospectus Supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part: (i) the documents listed under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and the Shelf Prospectus; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of KPMG LLP; (iv) the consent of Sichenzia Ross Ference LLP; (v) the form of Warrant; and (vi) the Underwriting Agreement.

AVAILABLE INFORMATION

The Corporation is subject to the information reporting requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Prospective investors may read and download any public document that the Corporation has filed with securities commissions or similar regulatory authorities in Canada on SEDAR at www.sedar.com. The reports and other information filed and furnished by the Corporation with the SEC can be inspected on the SEC’s website at www.sec.gov. Reports and other information filed by the Corporation with, or furnished to, the SEC may also be inspected and copied for a fee at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549.

The Corporation has filed with the SEC the Registration Statement under the U.S. Securities Act, with respect to the Units. This Prospectus Supplement, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. For further information with respect to the Corporation and the Units, reference is made to the Registration Statement and the exhibits thereto. Statements contained in or incorporated by reference into this Prospectus Supplement about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov. A prospective purchaser may also read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on the SEDAR at www.sedar.com.

SUMMARY OF THE OFFERING

The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read this entire Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein before making an investment decision. Capitalized terms used but not defined in this summary are defined elsewhere in this Prospectus Supplement.

Issuer:	mCloud Technologies Corp.

Securities offered by us:	2,100,000 Units, each Unit consisting of one Common share and one Common Share Purchase Warrant. Each Warrant will have an exercise price of USD$4.75 per share, is exercisable immediately and will expire five (5) years from the date of issuance. The Units will not be certificated or issued in stand-alone form. The Common Shares and the Warrants comprising the Units are immediately separable upon issuance and will be issued separately in this offering.

Offering Price:	USD$4.50 per Unit

Gross Proceeds:	USD$9,450,000

Common Shares Outstanding Immediately prior to the Offering	13,723,069 shares

Common Shares Outstanding Immediately after the Offering	15,823,069 shares (assuming none of the Warrants issued in this Offering are exercised)

Over-Allotment Option	We have granted a 45-day option to the Underwriter to purchase up to 315,000 Common Shares and/or 315,000 Warrants at the Offering Price less the underwriting discounts payable by us, solely to cover over-allotments, if any.

Use of Proceeds:	We estimate that we will receive net proceeds of approximately USD$8,417,000 from our sale of Units in this offering (assuming no exercise of the over-allotment option), after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this Offering for growth initiatives in Saudi Arabia and the Middle East, acceleration of our Environmental, Social, and Governance (“ESG”) optimization applications, and for working capital and general corporate purposes. See “Use of Proceeds” in this Prospectus Supplement.

Description of Warrants	The exercise price of the Warrants is USD$4.75 per share. Each Warrant is exercisable for one Common Share, subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our Common Shares as described herein. A holder may not exercise any portion of a Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% of the outstanding Common Shares after exercise, as such percentage ownership is determined in accordance with the terms of the Warrants, except that upon notice from the holder to us, the holder may waive such limitation up to a percentage, not in excess of 9.99%. Each Warrant will be exercisable immediately upon issuance and will expire five years after the initial issuance date. The terms of the Warrants will be governed by a Warrant Agreement, dated as of the effective date of this Offering, between us and American Stock Transfer & Trust Company, LLC, as the warrant agent (the “Warrant Agent”). This Prospectus Supplement also relates to the offering of the Common Shares issuable upon exercise of the Warrants.

Underwriter’s Warrants:	The registration statement of which this Prospectus Supplement is a part also registers for sale warrants (the “Underwriter’s Warrants”) to purchase 126,000 Common Shares to Maxim Group LLC (the “underwriter”), as a portion of the underwriting compensation in connection with this offering. The Underwriter’s Warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days following the closing date of this offering and expiring three years from the initial exercise date at an exercise price of USD$4.95 (110% of the public Offering Price per Unit). Please see “Underwriting—Underwriter’s Warrants” for a description of these warrants.

Underwriter compensation:	In connection with this Offering, the underwriter will receive an underwriting discount equal to 8.0% of the gross proceeds from the sale of Units in the Offering. We will also reimburse the Underwriter for certain out-of-pocket actual expenses related to the offering See “Underwriting.”

Lock-Up Agreements	We and our directors, officers and certain shareholders have agreed with the Underwriter not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Common Shares or securities convertible into Common Shares for a period of 180 days after the date of this Prospectus Supplement. See “Underwriting—Lock-Up Agreements.”

Risk Factors	See “Risk Factors” of this Prospectus Supplement and the similarly titled sections included in the documents incorporated by reference in this Prospectus Supplement for a discussion of factors you should consider carefully before deciding to invest on our securities.

Exchanges	The Corporation has received approval to list the Common Shares on the Nasdaq under the trading symbol “MCLD” and has applied for approval to list the Warrants on the Nasdaq under the trading symbol “MCLDW”. Listing will be subject to the Corporation fulfilling all of the listing requirements of the Nasdaq. Trading of the Common Shares on the Nasdaq is anticipated to commence following pricing of Units under the Offering. The Corporation has applied to list the Offered Shares, the Warrant Shares and the Underwriter’s Warrant Shares on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. The Warrants will not be listed on the TSXV.

RISK FACTORS

An investment in the Units is subject to a number of risks. Before deciding whether to invest in the Units, investors should consider carefully the risks factors set forth below and in the documents incorporated by reference in this Prospectus Supplement (including those discussed under the heading “Risk Factors” in the Shelf Prospectus and the AIF) and all of the other information in this Prospectus Supplement (including the documents incorporated by reference). The risks described herein are not the only risks that affect the Corporation. Other risks and uncertainties that the Corporation does not presently consider to be material, or of which the Corporation is not presently aware, may become important factors that affect the Corporation’s future financial condition and results of operations.

Risks Relating to the Corporation

The Units are subject to certain risks. When evaluating the Corporation and its business, potential holders of the Units should consider carefully the information set out in this Prospectus Supplement and the risks described below and in the documents incorporated by reference in this Prospectus Supplement, including those risks identified and discussed under the heading “Risk Factors” in the AIF, which are incorporated by reference herein. The risks described below and in the AIF are not the only ones facing the Corporation. Additional risks not currently known to the Corporation, or that the Corporation currently deems immaterial, may also impair the Corporation’s operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of the risks described below or in the AIF actually occur, the Corporation’s business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus Supplement and consult with their professional advisors to assess any investment in the Corporation. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation’s business operations.

A positive return on Units is not guaranteed.

There is no guarantee that the Units (or the Offered Shares, Warrants or Warrant Shares) will earn any positive return in the short term or long term. A holding of Units (or the Offered Shares, Warrants or Warrant Shares) is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Units (or the Offered Shares, Warrants or Warrant Shares) is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Holders of Warrants have no rights as a shareholder

Until a holder of Warrants acquires Warrant Shares upon exercise of Warrants, such holder will have no rights with respect to the Warrant Shares underlying such Warrants. Upon exercise of such Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date. There can be no assurance that the market price of the Common Shares will ever equal or exceed the exercise price of the Warrants, and consequently, whether it will ever be profitable for holders of the Warrants to exercise the Warrants.

The Corporation may sell or issue additional Common Shares or other securities resulting in dilution.

The Corporation may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions. The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the TSXV or Nasdaq may decrease due to the additional amount of Common Shares available in the market.

There is no assurance of a sufficient liquid trading market for the Corporation’s Common Shares in the future.

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Corporation’s Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSXV or the Nasdaq, or achieve listing on any other public listing exchange.

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation’s board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation’s board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control.

The factors which may contribute to market price fluctuations of the Common Shares include the following:

•	actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

•	addition or departure of the Corporation’s executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding Common Shares;

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Corporation’s industry generally and its business and operations;

•	announcements of developments and other material events by the Corporation or its competitors;

•	fluctuations to the costs of vital production materials and services;

•	changes in global financial markets and global economies and general market conditions, such as interest rates and price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets.

Negative cash flow from operations.

The Corporation’s cash and cash equivalents as at June 30, 2021 were approximately $6.530 million in the aggregate. As at June 30, 2021, the Corporation’s working capital deficiency was approximately $19.966 million. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, all or a portion of the net proceeds from an offering may be used to fund such negative cash flow from operating activities.

Sufficiency of capital.

Should the Corporation’s costs and expenses prove to be greater than currently anticipated, or should the Corporation change its current business plan in a manner that will increase or accelerate its anticipated costs and expenses, the depletion of its working capital would be accelerated. To the extent it becomes necessary to raise additional cash in the future as its current cash and working capital resources are depleted, the Corporation will seek to raise it through the public or private sale of assets, debt or equity securities, the procurement of advances on contracts, debt financing or short-term loans, or a combination of the foregoing. The Corporation may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. The Corporation does not currently have any binding commitments for, or readily available sources of, additional financing. The Corporation cannot guarantee that it will be able to secure the additional cash or working capital it may require to continue our operations. Failure by the Corporation to obtain additional cash or working capital on a timely basis and in sufficient amounts to fund its operations or to make other satisfactory arrangements may cause the Corporation to delay or indefinitely postpone certain of its activities, including potential acquisitions, or to reduce or delay capital expenditures, sell material assets, seek additional capital (if available) or seek compromise arrangements with its creditors. The foregoing could materially and adversely impact the business, operations, financial condition and results of operations of the Corporation.

Force majeure events – COVID-19.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. On March 11, 2020, the World Health Organization declared this outbreak a global pandemic. Major health issues and pandemics, such as the coronavirus, may adversely affect trade, global and local economies and the trading prices of the Common Shares and Warrants. The outbreak may affect the supply chain of the Corporation and may restrict the level of economic activity in affected areas, which may adversely affect the price and demand for the Corporation’s products as well as the Corporation’s ability to collect outstanding receivables from its customers. It is possible that the Corporation may be required to temporarily close one or more of its facilities and suspend operations. Given the ongoing and dynamic nature of the circumstances, the extent to which the coronavirus will impact the Corporation’s financial results and operations is uncertain. It is possible, however, that the Corporation’s business operations and financial performance in 2021 and beyond may be materially adversely affected by this global pandemic.

Risks Relating to the Offering

Warrants are speculative in nature.

The Warrants offered in this Offering do not confer any rights of Common Share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire Common Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire the Common Shares and pay an exercise price of USD$4.75 per share, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value.

There is no established market for the Warrants to purchase Common Shares being offered in this Offering.

There is no established trading market for the Warrants. Although we have applied to list the Warrants on the Nasdaq there can be no assurance that Nasdaq will approve that application or that there will be an active trading market for the Warrants. Without an active trading market, the liquidity of the Warrants will be limited.

Provisions of the Warrants offered by this Prospectus Supplement could discourage an acquisition of us by a third party.

Certain provisions of the Warrants offered by this Prospectus Supplement could make it more difficult or expensive for a third party to acquire us. The Warrants prohibit us from engaging in certain transactions constituting “fundamental transactions” unless, among other things, the surviving entity assumes our obligations under the Warrants. These and other provisions of the Warrants offered by this Prospectus Supplement could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

We cannot assure you that we will be able to continue to comply with the minimum bid price requirement of the Nasdaq Capital Market.

There can be no assurance that the market price of our Common Shares following the reverse stock split will remain at the level required for continuing compliance with Nasdaq’s minimum bid price requirement. It is not uncommon for the market price of a company’s common shares to decline in the period following a reverse stock split. If the market price of our Common Shares declines following the effectuation of the reverse stock split, the percentage decline may be greater than would occur in the absence of a reverse stock split. In any event, other factors unrelated to the number of our common shares outstanding, such as negative financial or operational results, could adversely affect the market price of our Common Shares and jeopardize our ability to maintain the Nasdaq Capital Market’s minimum bid price requirement.

The Corporation has broad discretion to use the net proceeds from the Offering.

We will have broad discretion concerning the use the net proceeds of this Offering. As a result, a purchaser of Units will be relying on the judgment of management as to the application of the remaining proceeds of an Offering. Management may use the remaining proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the remaining proceeds are uncertain. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds as set forth under “Use of Proceeds”, or the failure of the Corporation to achieve its stated business objectives set forth in such section, could adversely affect the Corporation’s business, financial condition and / or operating results and, consequently, could adversely affect the price of the Common Shares on the open market.

THE CORPORATION

The Corporation is incorporated under the Business Corporations Act (British Columbia). The head office of the Corporation is located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8 and the registered office is located at 2686 Point Grey Rd., Vancouver, BC, V6K 1A5, Canada.

The Corporation was incorporated on December 21, 2010 pursuant to the Business Corporations Act (British Columbia). On April 21, 2017, the Corporation entered into a merger agreement, pursuant to which the Corporation acquired all of the issued and outstanding securities of mCloud Corp. by way of a reverse triangular merger of “Universal Ventures Subco Inc.” and “mCloud Corp.”. The amalgamated entity, “Universal mCloud USA Corp.”, continued as a wholly-owned subsidiary of the Corporation. On October 13, 2017, the Corporation changed its name from “Universal Ventures Inc.” to “Universal mCloud Corp.”, and on October 18, 2017, the Corporation began trading on the TSXV as a Tier 2 Technology Issuer (as defined in TSXV Policy 2.1 – Initial Listing Requirements) under the new symbol “MCLD”. The Corporation has previously traded on the TSXV under the symbol “UN”. On May 18, 2018, the Corporation also began trading on the OTCQB under the symbol “MCLDF”. The Corporation subsequently changed its name to “mCloud Technologies Corp.” on October 23, 2019.

Reverse Stock Split

On November 24, 2021, we effected a reverse stock split of our Common Shares at a ratio of 1-for-3. No fractional shares were issued in connection with the reverse stock split and all such fractional interests were rounded up or down, as the case may be, to the nearest whole number of Common Shares. The conversion or exercise prices of our issued and outstanding convertible securities, stock options and warrants was also adjusted accordingly. All information presented in this Prospectus Supplement other than in our consolidated financial statements and the notes thereto assumes the 1-for-3 reverse stock split of our outstanding Common Shares, and unless otherwise indicated, all such amounts, including the offering price of the Units, and corresponding conversion price or exercise price data set forth in this Prospectus Supplement have been adjusted to give effect to such assumed reverse stock split.

Selected Financial Data

Basic and Diluted loss per share (in dollars)
Q2 2021	$0.75
Q1 2021	$1.02
Q4 2020	$1.08
Q3 2020	$1.14
Q2 2020	$1.53
Q1 2020	$1.26
Q4 2019	$1.32
Q3 2019	$3.75
Q2 2019	$0.66
Q1 2019	$0.75

	Outstanding Share Data
Authorized: Unlimited number of voting shares:	Post-consolidation - 3:1
	Amount ($)	Number of Shares
Balance, December 31, 2017	$4,607,282	1,435,546

Shares issued for cash, net of issuance costs	12,828,763	1,381,185
Agent common shares	49,758	4,748
Consideration for the NGRAIN Acquisition	1,547,750	158,333
Consideration for the acquisition of technology assets	131,656	8,774
Shares issued to employees	182,500	16,667
Warrants exercised	228,965	16,741
RSU’s issued	238,500	8,056

Balance, December 31, 2018	$19,815,174	3,030,050

RSU’s exercised	142,277	11,905
Stock options exercised	658,075	50,833
Warrants exercised	1,865,773	133,176
Consideration for the Autopro Acquisition	13,320,000	1,200,000
Shares issued for trans services relating to Autopro Acq	8,880,000	800,000
Shares issued on repayment of loan from Flow Capital	606,495	50,000
Shares issued for settlement of debt	84,252	6,965
Common share issuance costs	(3,300)	—

Balance, December 31, 2019	$45,368,745	5,282,929

RSU’s exercised	384,613	35,877
Stock Options exercised	166,400	7,639
Share purchase warrants exercised	1,923,118	117,976
Shares issued on business combination - CSA	2,304,073	126,737
Shares issued on business combination - Kanepi	5,882,547	867,632
Shares issued on conversion of debentures	50,000	3,333
Shares issued on asset acquisition—AirFusion	820,000	66,667
Conversion of special warrants	12,217,171	1,222,054
Non-brokered public offering - $4M	3,616,438	365,297
Brokered Public Offering - $11.5M	11,184,935	1,050,229
Shares issued for transaction services relating to kanepi acquisition	149,596	22,064
Share issuance costs	(947,025)	—

Balance, December 31, 2020	$83,120,611	9,168,434

RSU’s exercised	129,814	10,773
Shares issued	12,395,918	2,300,000
Share issuance costs	—	—

Balance, June 30, 2021	$95,646,343	11,479,207

Warrants Continuity for period ended,
Post-consolidation—3:1
	Number of Warrants	Weighted Average Exercise Price ($)
Balance, beginning of year	348,699	13.50
Issued	772,420	13.80
Exercised	(16,741)	(13.20)

Balance, December 31, 2018	1,104,378	$13.50

Issued	19,957	14.46
Exercised	(133,176)	(12.96)
Expired	(209,899)	(13.50)

Balance, December 31, 2019	781,260	$13.80

Issued	2,433,080	13.71
Exercised	(1,228,933)	12.06
Expired	(53,880)	13.32

Balance, December 31, 2020	1,931,527	$14.81

Issued	2,415,760	8.43
Exercised	—	—
Expired	(375,713)	13.50

Share issuance costs	3,971,574	$11.05

Warrants Outstanding Data, as at,
Expiry Date	Exercise Price	Post-consolidation - 3:1 Outstanding Warrants
Feb-20	$10.50 - $13.50	7,537
Mar-20	$10.50	14,063
May-20	$10.50 - $13.50	30,133
Jun-20	$10.50 - $15.00	40,542
Jul-20	$15.00	275
Oct-20	$10.50	22,105
Feb-21	$13.50	82,558
Mar-21	$13.50	76,070
May-21	$13.50	261,938
Jun-21	$13.50	10,417

As at December 31, 2019	$13.74	545,638
Oct-20	$10.50	8,372
Dec-20	$15.00	28,458
Feb-21	$13.50	1,061
Feb-21	$13.50	74,475
Mar-21	$13.50	49,656
Jun-21	$13.50	250,521
Oct-21	$15.00	214,106
Jun-22	$15.00	19,584
Jan-25	$16.20	611,027
Jun-24	$22.50	3,333

As at June 30, 2020	$15.12	1,260,593
Feb-21	$13.50	1,061
Feb-21	$13.50	74,475
Mar-21	$13.50	49,656
Jun-21	$13.50	250,521
Oct-21	$15.00	214,106
Jun-22	$15.00	19,584
Jan-25	$16.20	611,027
Jun-24	$22.50	3,333
Jul-22	$14.25	525,114
Jul-25	$14.25	182,648

As at December 31, 2020	$14.83	1,931,525
Oct-21	$15.00	214,106
Jun-22	$15.00	19,584
Jan-25	$16.20	611,027
Jun-24	$22.50	3,333
Jul-22	$14.25	525,114
Jul-25	$14.25	182,648
Dec-22	$5.63	1,000
Jan-23	$5.72	37,400
Jan-23	$6.97	25,400
Feb-23	$7.80	8,000
Mar-23	$8.28	9,000
Apr-24	$8.55	2,300,000
May-23	$4.12	34,960

As at June 30, 2021	$11.06	3,971,572

Options Continuity - Post-consolidation 3:1
Balance as at December 31, 2019	349,657	$11.49

Granted	11,664	12.63
Exercised	(6,667)	10.50
Forefeited	(17,067)	11.34
Expired	(5,000)	10.50
Cancelled	(33,333)	10.50

As at June 30, 2020	299,254	$11.67

Balance, December 31, 2020	423,303	$11.01

Granted	63,665	6.30
Forfeited	(18,469)	11.94
Expired	(3,089)	11.37

Balance, June 30, 2021	465,410	$10.41

RSU’s Continuity - Post-consolidation 3:1
Balance as at December 31, 2019	151,789

Granted	23,432
Exercised	(48,645)
Forefeited
Withheld

As at June 30, 2020	126,576

Balance, December 31, 2020	222,219

Granted	28,333
Exercised	(10,772)
Forfeited	(5,000)
Withdeld	—

Balance, June 30, 2021	234,780

Shares to be issued on conversion of convertible debt outstanding Post-consolidation 3:1
2019 Debenture
31-Dec-19	1,567,167
30-Jun-20	1,563,833
21-Dec-20	1,563,833
30-Jun-21	1,563,833
2021 Debenture
31-Dec-19	0
30-Jun-20	0
21-Dec-20	0
30-Jun-21	2,107,787

SUMMARY DESCRIPTION OF THE CORPORATION’S BUSINESS

Summary Description of Business

The Corporation delivers solutions combining Internet of Things (“IoT”), artificial intelligence (“AI”) and the cloud to unlock the untapped potential of energy-intensive assets such as heating, ventilation and air conditioning (“HVAC”) units and refrigerators in commercial buildings, control systems, heat exchangers and compressors at process industry facilities, and wind turbines generating renewable energy at onshore wind farms.

IoT enables inexpensive, readily-scalable connectivity to these and other under-served assets. Data from these IoT sensors are taken into the cloud, where digital twins of these assets are created, and AI is applied to identify opportunities to optimize asset performance. Asset operators and maintainers who manage these assets in the field are guided through a portfolio of mobile, connected applications that enable them to take asset-management actions to aid in the improvement of asset performance.

Through the Corporation’s proprietary AssetCare™ platform, AI is used to identify opportunities to improve asset performance and enable asset operators and maintainers to take direct action creating these measurable improvements. Some key applications of the Corporation’s AssetCare technology at work include:

•	curbing wasted energy while improving occupant comfort in commercial facilities through AI-powered adaptive control;

•	maximizing asset availability and production yields of renewable energy sources through continuous performance assessment and predictive maintenance; and

•

optimizing the uptime and manage the operational risk of industrial process plants, including oil and gas facilities, through continuous AI-powered advisory and assistance to process operators in the field.

In all markets, the Corporation uses a commercial Software-as-a-Service business model to distribute its AssetCare solution. Customers pay a simple, subscription-based price that is determined by number of assets, asset size or complexity, and the expected efficiency gains to be created through the use of AI and analytics. Set up as multi-year, recurring subscriptions, customers pay no fees upfront to onboard an AssetCare solution; any upfront costs are leveraged across the lifetime of the initial subscription period.

The Corporation serves five key market segments:

1)

Connected Buildings, which includes AI and analytics to automate and remotely manage commercial buildings, driving improvements in energy efficiency, occupant health and safety through indoor air quality optimization and food safety and inventory protection;

2)

Connected Workers, which includes cloud software connected to third party hands-free, head-mounted “smart glasses” combined with AR capabilities to help workers in the field stay connected to experts remotely, facilitate repairs, and provide workers with an AI-powered “digital assistant”;

3)	Connected Energy, which includes inspection of wind turbine blades using AI-powered computer vision and the deployment of analytics to improve wind farm energy production yield and availability;

4)

Connected Industry, which includes process assets and control endpoint monitoring, equipment health, and asset inventory management capabilities, driving lower cost of operation for field assets and access to high-precision 3D digital twins enabling remote management of change operations across distributed teams; and

5)

Connected Health, which includes remote health monitoring and connectivity to caregivers using mobile apps and wireless sensors that enable 24/7 care without the need for in-person visits, including at elder care facilities, age-in-place situations and medical clinics which also have strict requirements for indoor air quality and greenhouse gas standards.

All of the target market segments are powered by common technology unique to the Corporation, enabling it to create and scale asset energy solutions using IoT, AI and cloud capabilities, with real-time information contextualized to each asset, and secure communications and 3D digital twin technologies.

The Corporation serves customers globally with a local presence in North America, the United Kingdom and Continental Europe, the Middle East, Southeast Asia, and Greater China.

Brokered Offering

On April 15, 2021, the Corporation issued a total of 2,300,000 units (without giving effect to the reverse stock split) of the Corporation at an issue price of $6.30 per unit for aggregate gross proceeds of CAD$14,490,000 (the “Brokered Offering”). Each unit consisted of one Common Share and one Common Share purchase warrant of the Corporation. Each Common Share purchase warrant is exercisable for one Common Share at an exercise price of $8.55 per Common Share, subject to adjustment in certain events. The Brokered Offering was led by ATB Capital Markets Inc. (the “Agent”). The Agent was paid a cash fee equal to 7% of the gross proceeds raised under the Brokered Offering.

Debt Conversion and Exchange Agreements

On July 12, 2021, the Corporation entered into debt conversion and exchange agreements with the holders of more than 99.2% of the outstanding principal amount of its 8% convertible unsecured subordinated debentures (the “8% Debentures”), pursuant to which the Corporation issued an aggregate of 2,107,787 Common Shares and 2,107,787 Common Share purchase warrants in consideration for the extinguishment of USD$8,809,000 principal and USD$302,730 interest owing under the 8% Debentures (the “Indebtedness”). On August 16, 2021, the Corporation announced that it had completed a non-brokered private placement offering (the “Non-Brokered Offering”) of 75,676 units of the Corporation at a price per unit of $5.55 for gross proceeds of approximately $420,000. Each unit consisted of one Common Share and one Common Share purchase warrant, with each such warrant entitling the holder thereof to acquire one Common Share at an exercise price of $8.55 per Common Share at any time prior to 5:00 p.m. (Mountain Standard Time) on April 15, 2024

USE OF PROCEEDS

The net proceeds from the sale of the Units to be received by us are estimated to be approximately USD$8,417,000 (assuming no exercise of the Over-Allotment Option) and USD$9,679,500 (if the Over-Allotment Option is exercised in full) after deducting the Underwriter’s discounts and commissions of USD$756,000 (assuming no exercise of the Over-Allotment Option) and USD$869,000 (if the Over-Allotment Option is exercised in full), respectively, and after deducting estimated expenses of the Offering.

We currently expect to use the net proceeds from the Offering to

If Over-Allotment is not Exercised	If Over-Allotment is Exercised in Full	Description
USD$ 2,349,000	USD$2,700,000	Expansion in Kingdom of Saudi Arabia
USD$ 2,818,000	USD$3,240,000	Acceleration of technology development
USD$ 3,250,000	USD$3,739,500	General working capital needs

Pending their use, we intend to invest the net proceeds from the Offering in short-term, investment grade, interest bearing instruments or hold them as cash.

While we currently anticipate that we will use the net proceeds from the Offering as outlined above, the actual use of the net proceeds may vary depending upon numerous factors, including but not limited to our operating costs and capital expenditure requirements, our strategy relative to the market and other conditions in effect at the time. See “Risk Factors”.

UNDERWRITING

Maxim Group LLC is acting as the lead managing underwriter and sole book running manager in connection with this offering. Under the terms and subject to the conditions in the Underwriting Agreement, the Corporation has agreed to issue and sell and the Underwriter has agreed to purchase, on a firm commitment basis, on the Closing Date, or such other date as the Corporation and the Underwriter may agree, the number of Units indicated below at the public offering price per Unit less the underwriting discounts set forth on the cover page of this Prospectus Supplement:

Underwriter	Number of Units
Maxim Group LLC	2,100,000

The Underwriting Agreement provides that the underwriter is obligated to purchase all the Units in the offering if any are purchased, other than those covered by the over-allotment option described below. The Underwriting Agreement also provides that if the underwriter defaults, the offering may be terminated.

The Offering is being made only in the United States pursuant to the multijurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States by the Underwriter either directly or through its duly registered U.S. broker dealer affiliates or agents. Any Units sold by the Underwriter to securities dealers will be sold at the public offering price less a selling concession not in excess of USD$0.18 per Unit. No Units will be offered or sold to Canadian purchasers, and there will be no solicitations or advertising activities undertaken in Canada in connection with the Offering

The Units are offered subject to a number of conditions, including:

•	receipt and acceptance of the Units by the Underwriter;

•	the Underwriter’s right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part; and

•	other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriter of officers’ certificates and legal opinions.

The Corporation has received approval to list the Common Shares on the Nasdaq under the trading symbol “MCLD” and has applied for, and expects to receive, approval to list the Warrants on the Nasdaq under the trading symbol “MCLDW”. Trading of the Common Shares on the Nasdaq is anticipated to commence following pricing of Units under the Offering. The Corporation has applied to list the Offered Shares, the Warrant Shares and the Underwriter’s Warrant Shares on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. The Warrants will not be listed on the TSXV.

The offering price of the Units was determined by arm’s length negotiation between the Company and the Underwriter. See “Description of Securities Being Distributed”.

Over-Allotment Option

The Corporation has granted an option to the Underwriter to purchase up to an additional 315,000 Common Shares and/or Warrants to purchase an additional 315,000 Common Shares at the public offering price, less the underwriting discount. The Underwriter may exercise the Over-Allotment Option for 45 days from the Closing Date. If any of these additional Common Shares or Warrants are purchased, the Underwriter will offer the additional Common Shares or Warrants on the same terms as those on which the Units are being offered.

Underwriting Discounts and Commissions

Units sold by the Underwriter to the public will initially be offered at the offering price set forth on the cover of this Prospectus Supplement. Any Units sold by the Underwriter to securities dealers may be sold at a discount of up to 8%, or USD$0.36 per Unit, from the public offering price. If all of the Units are not sold at the public offering price, the Underwriter may change the offering price and the other selling terms. Upon execution of the Underwriting Agreement, the Underwriter will be obligated to purchase the Units at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per Unit and total underwriting discount the Company will pay to the Underwriter:

	Per Unit	Without Over- Allotment Option	With Over- Allotment Option
Public offering price:	USD$4.50	USD$9,450,000	USD$10,867,500
Underwriting discounts and commissions payable by us:	USD$0.36	USD$756,000	USD$869,400
Proceeds, before expenses, to us:	USD$4.14	USD$8,694,000	USD$9,998,100

We estimate that the total expenses of the Offering payable by us, including the underwriting discount, will be approximately USD$1,000,000. We have agreed to be responsible and pay for all expenses related to the offering including all filing fees, legal fees and communication expenses relating to the registration of the securities to be sold in the offering (including the over-allotment securities). Upon Maxim’s request, we will provide funds to pay all fees, expenses and disbursements in excess of the USD$25,000 advance provided to Maxim upon execution of the engagement letter for reasonable out-of-pocket expenses. The maximum amount of legal fees, costs and expenses incurred by Maxim that we shall be responsible for shall not exceed USD$130,000. The underwriting agreement, however, provides that in the event the offering is terminated, any advance expense deposits paid to the underwriter will be returned to the extent that offering expenses are not actually incurred in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5110(f)(2)(C).

Underwriter Warrants

In addition, we have agreed to issue to Maxim (or its permitted assignees) warrants to purchase up to a total of 126,000 Common Shares (6.0% of the shares of Common Stock sold in this offering). The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days following the commencement of sales of the securities issued in this offering and expiring three (3) years from the commencement of sales of the securities issued in this offering, which period is in compliance with applicable FINRA rules. The warrants are exercisable at a per share price equal to USD$4.95 per share, or 110% of the public offering price in the offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1)(A) of FINRA. Maxim (or permitted assignees under Rule 5110(e)(2)(B)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the registration statement of which this Prospectus Supplement is a part. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration rights provided will not be greater than five years from the effective date of the registration statement of which this Prospectus Supplement is a part in compliance with applicable FINRA rules. The piggyback registration rights provided will not be greater than seven (7) years from the effective date of the registration statement of which this Prospectus Supplement is a part in compliance with applicable FINRA rules. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than fees and expenses associated with a second demand right and underwriting commissions incurred and payable by the holders. The exercise price and number of Underwriter’s Warrant Shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of common shares at a price below the warrant exercise price.

Discretionary Accounts

The Underwriter does not intend to confirm sales of the Units to any accounts over which it has discretionary authority.

Lock-Up Agreements

Our officers, directors and holders or 3% or more of our outstanding common shares have entered into customary “lock up” agreements in favor of Maxim pursuant to which such persons and entities have agreed, for a period of six months after the offering is completed, that they shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any our securities without Maxim’s prior written consent.

Indemnification

We have agreed to indemnify Maxim against certain liabilities, including liabilities under Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriter may be required to make for these liabilities.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. Specifically, the underwriter may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this Prospectus Supplement. This creates a short position in our shares for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position, the underwriter may elect to exercise all or part of the over-allotment option. The underwriter may also elect to stabilize the price of our shares or reduce any short position by bidding for, and purchasing, shares in the open market.

The underwriter may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing a security in this offering because the underwriter repurchases that security in stabilizing or short covering transactions.

Finally, the underwriter may bid for, and purchase, shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriter and selling group members, if any, or their affiliates may engage in passive market making transactions in our shares immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our shares in excess of the highest independent bid price by persons who are not passive market makers;

•

net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our shares during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

Right of First Refusal

Subject to the closing of this offering and certain conditions set forth in the underwriting agreement, for a period of nine (9) months after the closing of the offering, the underwriter shall have a right of first refusal to act as lead managing underwriter and book-runner or minimally as a co-lead manager and co-book-runner and/or co-lead placement agent for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings undertaken during such period by us, or any of our successors or subsidiaries.

Tail Financing Payments

If we terminate our engagement agreement with Maxim, other than for cause, and we subsequently complete any public or private financing any time during the twelve (12) months after such termination with any investors contacted by Maxim in connection with this offering, then Maxim shall be entitled to receive the same compensation for such offering as it would have been entitled to in connection with this offering.

Other Relationships

From time to time, the Underwriter and/or its affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us for which they would expect to receive customary fees and commissions.

In addition, in the ordinary course of its business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

International Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this Prospectus Supplement in any jurisdiction where action for that purpose is required. The securities offered by this Prospectus Supplement may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this Prospectus Supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Electronic Distribution

A prospectus supplement in electronic format may be made available on the web sites maintained by the underwriter, or selling group members, if any, participating in this offering and the underwriter may distribute prospectus supplements electronically. The underwriter may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations.

Copies of this Prospectus Supplement and the accompanying Shelf Prospectus in electronic format may be made available on the websites maintained by the Underwriter. In addition, Common Shares may be sold by the Underwriter to securities dealers who resell shares to online brokerage account holders.

SHARE STRUCTURE

As of the date of this Prospectus Supplement, the authorized capital of the Corporation consists of an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, 13,726,069 Common Shares are issued and outstanding.

CONSOLIDATED CAPITALIZATION

Other than as set forth in, or incorporated by reference into, this Prospectus Supplement, there has been no material change in the share and loan capital of the Corporation on a consolidated basis since June 30, 2021, the date of the Corporation’s most recently filed financial statements. The following table sets forth the Corporation’s capitalization as at June 30, 2021:

•

before giving effect to (i) the Offering, assuming no exercise of the Warrants to be issued in this Offering and no exercise of the Over-Allotment Option, (ii) the proposed reverse stock split of the outstanding Common Shares of the Company at an assumed 1-to-3 ratio (iii) the Non-Brokered Offering and (iv) the issuance of 2,107,787 Common Sales from the extinguishment of the 8% Debentures); and

•

after giving effect to (i) the Offering, assuming no exercise of the Warrants to be issued in this Offering and no exercise of the Over-Allotment Option, (ii) the proposed reverse stock split of the outstanding Common Shares of the Company at an assumed 1-to-3 ratio (iii) the Non-Brokered Offering and (iv) the issuance of 2,107,787 Common Sales from the extinguishment of the 8% Debentures

•

after giving effect to (i) the Offering, assuming no exercise of the Warrants to be issued in this Offering and exercise of the Over-Allotment Option, (ii) the proposed reverse stock split of the outstanding Common Shares of the Company at an assumed 1-to-3 ratio (iii) the Non-Brokered Offering and (iv) the issuance of 2,107,787 Common Sales from the extinguishment of the 8% Debentures

Share Capital	As at June 30, 2021 before giving effect to the Offering (but giving effect to the conversion of the 8% Debentures and Non-Brokered Offering)	After giving effect to the Offering (but assuming no exercise of the Warrants to be issued and no exercise of Over-Allotment Option)	After giving effect to the Offering (but assuming no exercise of the Warrants to be issued and exercise of Over-Allotment Option)
Common Shares	13,662,670	15,762,670	16,077,670
Warrants to purchase Common Shares	6,155,035	8,255,035	8,570,035
Options Issued Pursuant to the Equity Incentive Plan	465,419	465,419	465,419
Restricted Share Units Issued Pursuant to the Equity Incentive Plan	234,780	234,780	234,780
Convertible Debentures (USD$100 per Convertible Debenture)	1,563,833	1,563,833	1,563,833
Shareholders Equity	$24,194,267	32,611,267	$33,870,767

On July 12, 2021, the Company entered into conversion agreements with the holders of more than 99.2% of the outstanding principal amount of its 8% convertible unsecured subordinated debentures (the “8% Debentures”), pursuant to which the Company issued an aggregate of 2,107,787 Common Shares and 2,107,787 Common Share purchase warrants in consideration for the extinguishment of USD$8,809,000 principal and USD$302,730 interest owing under the 8% Debentures (the “Indebtedness”). On August 16, 2021, the Company also announced that closed a non-brokered private placement offering (the “Non-Brokered Offering”) of 75,676 units of the Company at a price per unit of $5.55 for gross proceeds of approximately $420,000. Each unit will consist of one Common Share and one Common Share purchase warrant. Each such warrant will entitle the holder thereof to acquire one Common Share at an exercise price of $8.55 per Common Share at any time prior to 5:00 p.m. (Mountain Standard Time) on April 15, 2024. All securities issued under the Non-Brokered Offering will be subject to a hold period of four months and one day from the date of issuance in accordance with applicable securities legislation. Completion of the Non-Brokered Offering is subject to certain conditions, including the approval of the TSXV.

PRIOR SALES

Other than as set forth in the following table, or as otherwise disclosed in the accompanying Shelf Prospectus, the Corporation has not sold or issued any Common Shares or securities convertible into Common Shares during the 12 months prior to the date of this Prospectus Supplement.

	Number of Securities Post-consolidation 3:1	Issue Price Per Security Post-consolidation 3:1
Common Shares
December 9, 2020	4,167	N/A
January 6, 2021	806	$5.76
January 8, 2021	694	$5.70
February 10, 2021	2,778	$8.37
April 15, 2021	2,300,000	$6.30
May 7, 2021	694	$4.71
May 27, 2021	1,133	$4.08
May 27, 2021	806	$4.08
May 27, 2021	2,778	$4.08
June 6, 2021	389	$4.65
June 6, 2021	694	$4.65
August 4, 2021	9,725	$7.20
August 4, 2021	571	$7.20
August 4, 2021	1,323	$7.20
August 4, 2021	2,778	$7.20
August 13, 2021	75,676	$6.90
August 13, 2021	2,107,787	$6.90
September 2, 2021	13,333	$6.78
September 8, 2021	3,333	$7.02
September 29, 2021	2,688	$7.05
September 30, 2021	26,667	$6.93

	Number of Securities Post-consolidation 3:1	Exercise Price Per Security Post-consolidation 3:1
Warrants to Purchase Common Shares
January 15, 2021	1,000	USD$4.44
March 23, 2021	37,400	USD$4.56
March 23, 2021	25,400	USD$5.55
March 23, 2021	8,000	USD$6.21
March 23, 2021	9,000	USD$6.60
April 15, 2021	2,300,000	$8.55
May 25, 2021	34,960	USD$3.42
August 13, 2021	75,676	$8.55
August 13, 2021	2,107,787	USD$6.87

	Principal Amount of Securities Post-consolidation 3:1		Conversion Price Per Security Post-consolidation 3:1
Debentures
January 15, 2021	USD$	932,667	USD$	4.44
March 23, 2021	USD$	1,390,000	USD$	4.59 - US$6.60
May 25, 2021	USD$	638,667	USD$	3.42

	Number of Securities Post- consolidation 3:1	Exercise Price Per Security Post- consolidation 3:1
Options Issued Pursuant to the Corporation’s Equity Incentive Plan
June 30, 2021	63,667	$6.30
July 1, 2021	1,500	$6.30
July 5, 2021	1,167	$6.30
July 8, 2021	8,500	$6.30
July 12, 2021	333	$6.30
July 19, 2021	1,500	$6.48
September 30, 2021	833	$6.93
October 22, 2021	332,667	$6.99

x	Number of Securities Post- consolidation 3:1	Exercise Price Per Security Post- consolidation 3:1
Restricted Share Units Issued Pursuant to the Corporation’s Equity Incentive Plan
April 1, 2021	8,333	N/A
April 26, 2021	1,833	N/A
May 17, 2021	833	N/A
June 1, 2021	16,667	N/A
June 16, 2021	667	N/A
July 1, 2021	667	N/A
July 5, 2021	500	N/A
July 8, 2021	8,417	N/A
July 12, 2021	167	N/A
July 19, 2021	667	N/A
September 30, 2021	417	N/A

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSXV and Nasdaq under the symbol “MCLD.” The monthly high and low trading volumes and the monthly volume for the Common Shares on the TSXV for the 12-month period preceding the date of this Prospectus Supplement are as set out in the chart below:

	High ($)	Low ($)	Volume
November 2020	6.93	4.8	550,996
December 2020	6	4.71	409,928
January 2021	9	5.43	418,781
February 2021	9.75	6.3	677,375
March 2021	8.52	6.81	266,566
April 2021	7.17	5.04	747,062

May 2021	5.4	3.15	1,219,221
June 2021	4.65	5.22	346,967
July 2021	6.3	5.88	440,300
August 2021	7.11	6.54	437,767
September 2021	7.5	6.96	269,233
October 2021	6.99	6.63	194,467

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Offering consists of the issuance of up to 2,100,000 Units, with each Unit being comprised of one Common Share and one Warrant to purchase one Common Share.

Common Shares

The holders of Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation, and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

All Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other disposition of the assets of the Corporation among its shareholders for the purpose of winding up its affairs after the Corporation has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other materials restrictions or any provisions requiring a securityholder to contribute additional capital to the Corporation.

Warrants

Overview. The Warrants offered hereby will be issued pursuant to a Warrant Agent Agreement, dated as of the effective date of this Offering (the “Warrant Agent Agreement”), between us and American Stock Transfer & Trust Company LLC, as the warrant agent (the “Warrant Agent”). Certain provisions of the Warrants are set forth herein but are only a summary and are qualified in their entirety by the relevant provisions of the Warrant Agent Agreement and the form of Warrant.

The Warrants issued in this Offering entitle the registered holder to purchase one Common Share at a price equal to USD$4.75 per share, subject to adjustment as discussed below, immediately following the issuance of such Warrant and terminating at 5:00 p.m., New York City time, five years after the closing of this Offering.

Exercisability. The Warrants are exercisable at any time after their original issuance and at any time up to the date that is five (5) years after their original issuance. The Warrants may be exercised by delivering a duly executed exercise notice on or prior to the expiration date at the offices of the Warrant Agent, accompanied by full payment of the exercise price, by certified or official bank check payable to the Warrant Agent, for the number of Warrants being exercised. Under the terms of the Warrant Agreement, we must use our best efforts to maintain the effectiveness of the registration statement and current prospectus relating to Common Shares issuable upon exercise of the Warrants until the expiration of the Warrants.

Exercise Limitation. A holder may not exercise any portion of a Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% of the outstanding Common Shares after exercise, as such percentage ownership is determined in accordance with the terms of the Warrant, except that the holder may waive such limitation up to a percentage not in excess of 9.99%.

Exercise Price. The exercise price per Common Share purchasable upon exercise of the Warrants is USD$4.75. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock and also upon any distributions of assets, including cash, stock or other property to our stockholders. However, the Warrants will not be adjusted for issuances of Common Shares at prices below its exercise price.

Fractional Shares. No fractional Common Shares Stock will be issued upon exercise of the Warrants. If, upon exercise of the Warrant, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, pay a cash adjustment in respect of such fraction in an amount equal to such fraction multiplied by the exercise price. If multiple Warrants are exercised by the holder at the same time, we shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. The Corporation has applied to list the Warrants on Nasdaq, subject to Nasdaq’s formal confirmation of listing, under the symbol “MCLDW.” No assurance can be given that the Warrants will ultimately be listed on Nasdaq or that a trading market will develop.

Warrant Agent; Global Certificate. The Warrants will be issued in registered form under the Warrant Agent Agreement. The Warrants shall initially be represented only by one or more global warrants deposited with the Warrant Agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our Common Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Shares, upon any subsequent exercise of the Warrants, the holders of the Warrants will be entitled to receive the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. The warrant holders do not have the rights or privileges of holders of Common Shares or any voting rights until they exercise their Warrants and receive Common Shares. After the issuance of shares of Common Shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Governing Law. The Warrants and the Warrant Agent Agreement are governed by New York law.

Representative’s Warrants

This Prospectus Supplement also registers for sale the Representative’s Warrants, as a portion of the underwriting compensation payable to the Representative in connection with this Offering. The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the commencement of sales of the securities issued in this Offering and will expire three (3) years from the commencement of sales of the securities issued in this offering . The Representative’s Warrants will have an exercise price of USD$4.95 (110% of the public offering price per Unit in the offering). Please see “Underwriting—Representative’s Warrants” for a description of the warrants we have agreed to issue to the Representative in this Offering, subject to the completion of the offering. We expect to enter into a warrant agreement in respect of the Representative’s Warrants prior to the closing of this Offering.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Material U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition by U.S. Holders (as defined below) of the Offered Shares and/or Warrants acquired pursuant to this Prospectus Supplement. This summary does not address tax consequences to investors who are not U.S. Holders. This discussion does not address all potentially relevant U.S. federal income tax considerations applicable to the ownership or disposition by U.S. Holders of the Offered Shares and/or Warrants acquired pursuant to this Prospectus Supplement, and unless otherwise specifically provided, it does not address any state, local or non-U.S. tax considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax, net investment income tax, estate tax or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements.

As used herein, the term “U.S. Holder” means a beneficial owner of Offered Shares and/or Warrants that, for U.S. federal income tax purposes, is: (1) a citizen or individual resident of the United States; (2) a corporation (or other entity classified as a corporation for U.S. federal tax purposes) organized under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds the Offered Shares and/or Warrants, the tax treatment of a partner in the partnership or other entity or arrangement will generally depend upon the status of the partner and the activities of the partnership. Prospective investors who are partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal tax purposes) that are beneficial owners of the Offered Shares and/or Warrants are urged to consult their tax advisors regarding the tax consequences of the ownership and disposition of the Offered Shares and/or Warrants acquired pursuant to this Prospectus Supplement.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (IRS) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Offered Shares and/or Warrants. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and existing and proposed U.S. Treasury regulations, all of which are subject to differing interpretations and changes to any of which subsequent to the date of this Prospectus Supplement may affect the tax consequences described herein, possibly on a retroactive basis. This summary is not binding on the U.S. Internal Revenue Service (the “IRS”), and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

This summary assumes that the Offered Shares and Warrants are held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), in the hands of a U.S. Holder at all relevant times. This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of the Offered Shares and/or Warrants acquired pursuant to this Prospectus Supplement, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to, tax-exempt organizations, partnerships and other pass through entities and their owners, banks or other financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold the Offered Shares as part of a straddle, conversion transaction, constructive sale or other similar arrangements, dealers or traders subject to mark-to-market taxation for the Offered Shares, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, U.S. expatriates, persons that acquire their common shares as part of a compensation arrangement, persons that hold the Offered Shares and/or Warrants other than as a capital asset within the meaning of the Code, or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of our shares by voting power or by value.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE TAX ADVICE TO ANY PROSPECTIVE INVESTOR, AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR IS MADE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS RELEVANT TO THEM, IN ORDER TO TAKE INTO ACCOUNT THEIR PARTICULAR FINANCIAL AND TAX CIRCUMSTANCES.

Treatment of the Company as a Domestic Corporation for U.S. Federal Income Tax Purposes

For U.S. federal income tax purposes, a corporation is generally considered to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, the Company, which is incorporated under the laws of Canada, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. However, Section 7874 of the Code, provides an exception to this general rule, under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application. A number of significant and complicated U.S. federal income tax consequences may result from such classification, and this summary does not attempt to describe all such U.S. federal income tax consequences. Section 7874 of the Code and the Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from the Company being treated as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences to the Company that are not discussed in this summary.

Under such rules, even though the Company is organized as a Canadian corporation, it will be treated as a U.S. domestic corporation for U.S. federal income tax purposes as a result of the Company’s prior acquisition of a United States target corporation and application of the so-called “inversion” rules under Section 7874 of the Code. As such, the Company will be subject to U.S. federal income tax as if it were organized under the laws of the United States or a state thereof. Generally, the Company will be required to file a U.S. federal income tax return annually with the IRS. The Company is also subject to tax in Canada. It is unclear how the foreign tax credit rules under the Code will operate in certain circumstances, given the treatment of the Company as a U.S. domestic corporation for U.S. federal income tax purposes and the taxation of the Company in Canada. Accordingly, it is possible that the Company will be subject to double taxation with respect to all or part of its taxable income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that the Offered Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes. The Company’s status as a domestic corporation for U.S. federal income tax purposes has implications for all shareholders, although only the application to U.S. Holders is discussed in this summary. The remaining discussion contained in this “Certain Material U.S. Federal Income Tax Considerations” assumes that the Company will be treated as a domestic corporation pursuant to Section 7874 of the Code.

Allocation of Purchase Price

U.S. Holders will generally allocate the amount paid for Offered Shares and Warrants based on their respective relative fair market values when computing the holder’s basis in the Offered Shares and Warrants for U.S. federal income tax purposes.

Distributions

Even though the Company does not intend to pay any dividends on its securities in the foreseeable future, a U.S. Holder that receives a distribution with respect to the Offered Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Offered Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S.

Holder’s Offered Shares, the remainder will be taxed as capital gain. However, we cannot provide any assurance that we will maintain or provide earnings and profits determinations in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

The U.S. dollar value of any distribution on the Offered Shares made in Canadian dollars generally should be calculated by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt (or deemed receipt) of such distribution by the U.S. Holder regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars at that time. If the Canadian dollars received are converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder generally should not recognize currency gain or loss on such conversion. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder generally will have a basis in such Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt (or deemed receipt). Any gain or loss on a subsequent conversion or other disposition of such Canadian dollars by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Distributions made by the Company in respect of its Offered Shares to U.S. Holders will be treated as U.S.-source dividends includible in the gross income of a U.S. Holder as ordinary income to the extent of the Company’s current and accumulated earnings and profits, as described above. Subject to applicable limitations and requirements, dividends received on the Offered Shares generally should be eligible for the “dividends received deduction” available to corporate shareholders. A dividend paid by the Company to a non-corporate U.S. Holder generally will be eligible for preferential rates if certain holding period requirements are met. If a U.S. Holder is subject to Canadian withholding tax on dividends paid on the holder’s Offered Shares to the U.S. Holder, the dividends will be considered U.S. source income, which could limit the ability of a U.S. Holder to claim a foreign tax credit for the Canadian withholding taxes imposed in respect of such a dividend. See “Foreign Tax Credit Limitations” below.

Sale, Exchange or Other Disposition of Offered Share and/or Warrants

Upon a sale, exchange or other taxable disposition of an Offered Share and/or Warrants, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of the sale, exchange or disposition) and the U.S. Holder’s adjusted tax basis of such Offered Share and/or Warrants. Such gain or loss will be a long-term capital gain or loss if the U.S. Holder’s holding period in such Offered Share and/or Warrants exceeds one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code. Long-term capital gains of certain non-corporate taxpayers are eligible for reduced rates of taxation. For both corporate and non-corporate taxpayers, limitations apply to the deductibility of capital losses. To the extent a U.S. Holder pays any Canadian tax on a sale, exchange or disposition of Offered Shares or Warrants, a U.S. foreign tax credit may not be available. See “Foreign Tax Credit Limitations” below.

Exercise, Expiration and Disposition of Warrants

A U.S. Holder will not recognize gain or loss upon exercise of a Warrant (except with respect to any cash received in lieu of a fractional Offered Share). A U.S. Holder will have a tax basis in the Offered Shares received upon the exercise of a Warrant equal to the sum of its tax basis in the Warrant and the aggregate cash exercise price paid in respect of such exercise, less any amount attributable to any fractional Offered Share. The holding period of the Offered Shares received upon the exercise of a Warrant will commence on the day after the Warrant is exercised, except in the situation where a Warrant is exercised pursuant to a “cashless exercise” feature in which case the holding period of the Offered Share may include the period in which the Warrant was held, under certain reporting positions taken by investors under the Code. If a Warrant expires without being exercised, a U.S. Holder will recognize a capital loss in an amount equal to its tax basis in the Warrant.

Upon the sale, exchange or redemption of a Warrant that is not exercised, a U.S. Holder will recognize a gain or loss equal to the difference between the amount realized on the sale, exchange or redemption of the Warrant and the U.S. Holder’s tax basis in such Warrant. Such gain or loss will be long-term capital gain or loss if, at the time of such sale, exchange, or redemption, the Warrant has been held for more than one year. Long term capital gains of individuals (as well as certain trusts and estates) are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations. A U.S. Holder’s gain or loss on the sale, exchange, or redemption of a Warrant will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes.

Foreign Tax Credit Limitations

Because the Company is subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on its Offered Shares. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer’s U.S. federal income tax that the taxpayer’s foreign source taxable income bears to the taxpayer’s worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source.

The status of the Company as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by the Company to be treated as U.S. source rather than foreign source income for this purpose. As a result, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from the Company. Similarly, to the extent a sale or disposition Offered Shares or Warrants by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, because the Offered Shares or Warrant constitute taxable Canadian property within the meaning of the Canadian Tax Act), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, the U.S. Holder may be able to take a deduction for the U.S. Holder’s Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding these rules.

Information Reporting and Backup Withholding

Dividends on and proceeds from the sale or other disposition of Offered Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if (1) the U.S. holder fails to provide an accurate taxpayer identification number or otherwise establish a basis for exemption, (2) the U.S. Holder is notified by the IRS that backup withholding applies, or (3) the payment is described in certain other categories of persons.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. U.S. Holders should consult with their own tax advisors regarding their reporting obligations, if any, as a result of their acquisition, ownership, or disposition of our Offered Shares or Warrants.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH U.S. HOLDER OF OFFERED SHARES OR WARRANTS SHOULD CONSULT ITS TAX ADVISOR AS TO THE CONSEQUENCES OF AN INVESTMENT IN THE COMPANY IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES.

EXEMPTIVE RELIEF

Pursuant to a decision of the Autorité des marchés financiers dated November 13, 2019, the Corporation was granted exemptive relief from the requirements that certain of the documents incorporated by reference in this Prospectus Supplement be publicly filed in both the French and English languages. For the purposes of this Prospectus Supplement only, the Corporation is not required to publicly file French versions of certain of the documents incorporated by reference herein.

INTERESTS OF EXPERTS

KPMG LLP are the auditors of the Corporation and have confirmed with respect to the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Corporation under all relevant US professional and regulatory standards.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, located at Suite 3100, 205 – 5th Avenue SW, Calgary, AB, T2P 4B9. The transfer agent and registrar in respect of the Common Shares is AST Trust Company (Canada) at its Vancouver office located at 1066 West Hastings Street, Suite 1600, Vancouver, BC, V6E 3X1.

LEGAL MATTERS

Certain legal matters relating to the offering of the Securities hereunder will be passed upon on our behalf by Sichenzia Ross Ference LLP. As at the date hereof, the partners and associates of Sichenzia Ross Ference LLP and its designated professionals, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fox Rothschild LLP, Minneapolis, Minnesota.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is governed by the laws of British Columbia and its principal place of business is outside the United States. Certain of the directors and officers of the Company are resident outside of the United States and certain of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company filed with the SEC an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Russel H. McMeekin , with an address of c/o mCloud Technologies Corp., 580 California Street, 12th Floor, San Francisco, CA 94104, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Securities under the Registration Statement.

This amended and restated short form prospectus is a base shelf prospectus. This amended and restated short form base shelf prospectus has been filed under legislation in each of the provinces of Canada and Nunavut that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This amended and restated short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this amended and restated short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from mCloud Technologies Corp. at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8 telephone, (604) 669-9973, and are also available electronically at www.sedar.com.

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS FOR NUNAVUT

(amending and restating the short form base shelf prospectus dated April 28, 2020)

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS FOR THE PROVINCES OF CANADA

(amending and restating the first amended and restated short form base shelf prospectus dated April 28, 2020)

New Issue	November 18, 2021

mCloud Technologies Corp.

$200,000,000

COMMON SHARES

PREFERRED SHARES

DEBT SECURITIES

SUBSCRIPTION RECEIPTS

WARRANTS

UNITS

mCloud Technologies Corp. (the “Corporation”, the “Company” or “mCloud”) may from time to time offer and issue the following securities: (i) common shares (“Common Shares”); (ii) preferred shares of any series (“Preferred Shares”); (iii) senior or subordinated secured or unsecured debt securities (collectively, “Debt Securities”), including debt securities convertible or exchangeable into other securities of the Corporation; (iv) subscription receipts (“Subscription Receipts”); (v) warrants (“Warrants”); and (vi) units comprised of one or more of the other securities described in this Prospectus (“Units”, and together with the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and Warrants, the “Securities”), having an aggregate offering price of up to $200,000,000, during the 25 month period that this amended and restated short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).

The first Prospectus Supplement filed under this Prospectus shall be subject to a minimum offering amount of $10,000,000 in the aggregate (the “Minimum Amount”). This means that the Corporation cannot complete an offering of Securities unless the Minimum Amount is raised under the first Prospectus Supplement under this Prospectus.

No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Corporation is filing this Prospectus in connection with the concurrent filing of a U.S. registration statement on Form F-10, of which this Prospectus forms a part (the “Registration Statement”), pursuant to the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Available Information”.

The Corporation is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is governed by the laws of British Columbia, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Corporation and said persons may be located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading “Certain Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The specific terms of any Securities offered will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares; (ii) in the case of Preferred Shares, the designation of the particular series, the number of Preferred Shares offered, the offering price, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms; (iii) in the case of Warrants, the number of Warrants being offered, the offering price, whether the Warrants are being offered for cash, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other terms specific to the Warrants being offered; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other terms specific to the Subscription Receipts; and (v) in the case of Units, the number of Units being offered, the offering price and the number and terms of the Securities comprising the Units. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus except in cases where an exemption from such delivery has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

The Corporation may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Corporation in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Corporation will or expects to receive, and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the TSX Venture Exchange Inc. (the “TSXV”) or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement. This Prospectus may qualify one or more “at-the-market distributions”, as such term is defined in NI 44-102. See “Plan of Distribution”.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, and other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. However, no underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allotment position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allotment position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

The issued and outstanding Common Shares of the Corporation trade on the TSXV under the symbol “MCLD” and are also traded on the OTCQB Venture Market by OTC Markets Group (the “OTCQB”) under the symbol “MCLDF”. On November 17, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV and OTCQB were $2.00 and USD$1.57, respectively. The Corporation has also applied to list the Common Shares on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “MCLD”. The listing of the Common Shares on Nasdaq is dependent upon satisfaction of all necessary listing requirements.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

Prospective investors should be aware that the purchase of Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with a tax adviser.

An investment in the Securities is subject to a number of risks. See “Risk Factors” for a more complete discussion of these risks.

The Corporation is not making an offer of the Securities in any jurisdiction where such offer is not permitted. All dollar amounts in this Prospectus are in Canadian dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

Russel McMeekin (President, Chief Executive Officer, Director and Promoter of the Corporation), Michael Allman (Director of the Corporation), Costantino Lanza (Chief Growth Officer, Director and Promoter of the Corporation) and Elizabeth MacLean (Director of the Corporation) reside outside of Canada and each has appointed Owens Wright LLP, Suite 300, 20 Holly Street, Toronto, Ontario, M4S 3B1, as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process. The head office of the Corporation is located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8 and the registered office is located at 2686 Point Grey Rd., Vancouver, BC, V6K 1A5, Canada.

No person is authorized by the Corporation to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder. Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in Securities. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

NOTICE TO READERS

About this Short Form Base Shelf Prospectus

An investor should rely only on the information contained in this Prospectus (including the documents incorporated by reference herein) and is not entitled to rely on parts of the information contained in this Prospectus (including the documents incorporated by reference herein) to the exclusion of others. The Corporation has not authorized anyone to provide investors with additional or different information. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus. Information contained on, or otherwise accessed through, the Corporation’s website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

The Corporation is not offering to sell the Securities in any jurisdictions where the offer or sale of the Securities is not permitted. The information contained in this Prospectus (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus or any sale of the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and/or Units. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates. The Corporation does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian securities laws.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements.

The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to the Corporation and readers of this Prospectus should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “mCloud” or the “Corporation”, refer to mCloud Technologies Corp. together with our subsidiaries on a consolidated basis.

The Corporation has filed with the SEC under the Securities Act of 1933, as amended (the “1933 Act”) a registration statement on Form F-10 relating to the offering of the Securities, of which this Prospectus forms part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “mCloud” or the “Corporation”, refer to mCloud Technologies Corp. together with our subsidiaries on a consolidated basis.

Market and Industry Data

Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third party sources referred to or incorporated by reference herein and accordingly, the accuracy and completeness of such data is not guaranteed. None of these third party sources has provided any form of consultation, advice or counsel regarding any aspect of, or is in any way whatsoever associated with, this Prospectus.

Forward-Looking Information

This Prospectus contains certain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Corporation’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Corporation’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. The forward-looking information contained herein may include, but is not limited to, information relating to:

•	the expansion of the Corporation’s business to new geographic areas, including China, Southeast Asia, Continental Europe and the Middle East;

•	the Corporation’s anticipated completion of any announced proposed acquisitions;

•	the performance of the Corporation’s business and operations;

•	the intention to grow the business and operations of the Corporation;

•	expectations with respect to the advancement of the Corporation’s products and services, including the underlying technology;

•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Corporation’s existing customer base;

•	the acceptance by customers and the marketplace of the Corporation’s products and solutions;

•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Corporation’s products;

•	the ability to successfully leverage current and future strategic partnerships and alliances;

•	the anticipated trends and challenges in the Corporation’s business and the markets and jurisdictions in which the Corporation operates;

•	the ability to obtain capital;

•	sufficiency of capital; and

•	general economic, financial market, regulatory and political conditions in which the Corporation operates.

By identifying such information and statements in this manner, the Corporation is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Corporation is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading “Risk Factors” in this Prospectus and pages 34 to 47 of the Corporation’s annual information form dated April 12, 2021 (the “AIF”). Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. In connection with the forward-looking information and forward-looking statements contained in this Prospectus, the Corporation has made certain assumptions, including, but not limited to:

•	the Corporation will be able to successfully consolidate acquired businesses with the Corporation’s existing operations;

•	the Corporation will be able to incorporate acquired technologies into its AssetCare platform;

•	the Corporation will be able to realize synergies with acquired businesses;

•	the customers of any acquired businesses will remain customers of the Corporation following the completion of an acquisition;

•	the Corporation will continue to be in compliance with regulatory requirements;

•	the Corporation will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business; and

•

key personnel will continue their employment with the Corporation and the Corporation will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost-efficient manner.

Although the Corporation believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this Prospectus are made as of the date of this prospectus. All subsequent written and oral forward-looking information and statements attributable to the Corporation or persons acting on its behalf is expressly qualified in its entirety by this notice.

A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information, including the factors discussed in the section entitled “Risk Factors” in this Prospectus.

CURRENCY PRESENTATION AND FINANCIAL INFORMATION

Unless otherwise indicated, all references to monetary amounts in Prospectus are denominated in Canadian dollars. The financial statements of the Corporation incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with International Financial Reporting Standards.

TRADEMARK AND TRADE NAMES

This Prospectus includes, or may include, trademarks and trade names that are protected under applicable intellectual property laws and are the property of the Corporation. Solely for convenience, our trade-marks and trade names referred to in this Prospectus may appear without the ® or ™ symbols, or other applicable symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, and trade names.

MARKETING MATERIALS

Certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Corporation after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by the Corporation with Securities Commissions or similar authorities in Canada are available under the Corporation’s profile on SEDAR at www.sedar.com and are specifically incorporated by reference into this Prospectus:

(a)	the AIF;

(b)

the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2020, together with the notes thereto and the report of independent auditors thereon (the “Annual Financial Statements”);

(c)	management’s discussion and analysis of the Corporation relating to the Annual Financial Statements;

(d)	the unaudited interim financial statements of the Corporation as at and for the six month period ended June 30, 2021, together with the notes thereto (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of the Corporation relating to the Interim Financial Statements;

(f)

the management information circular of the Corporation dated November 30, 2020 distributed in connection with the annual and special meeting of shareholders of the Corporation held on December 29, 2020 (the “2020 Circular”), other than any statement contained in the 2020 Circular to the extent that any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein subsequently filed after the 2020 Circular modifies or supersedes such a statement contained in the 2020 Circular;

(g)	the material change report of the Corporation dated April 15, 2021 in respect of the completion of the Brokered Offering; and

(h)	the material change report of the Corporation dated July 21, 2021 in respect of the entering into by the Corporation of the Debt Conversion and Exchange Agreements.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into this Prospectus, if filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus.

A Prospectus Supplement containing the specific terms of any offering of our Securities will be delivered to purchasers of our Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of our Securities to which that Prospectus Supplement pertains.

Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus are not incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

When we file a new annual information form and audited consolidated financial statements and related management discussion and analysis with and, where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management discussion and analysis and all unaudited interim consolidated financial statements and related management discussion and analysis for such periods, all material change reports and any information circular and business acquisition report filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed to no longer be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the filing of the new interim financial statements will be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (a) the documents listed under “Documents Incorporated by Reference”; (b) the consent of KPMG LLP; (c) powers of attorney from certain of the Corporation’s directors and officers; and (d) the form of indenture for any Debt Securities issued hereunder. A copy of the form of any applicable warrant agreement, indenture, subscription receipt agreement, or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

The Corporation is subject to the information reporting requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Prospective investors may read and download any public document that the Corporation has filed with securities commissions or similar regulatory authorities in Canada on SEDAR at www.sedar.com. The reports and other information filed and furnished by the Corporation with the SEC can be inspected on the SEC’s website at www.sec.gov. Reports and other information filed by the Corporation with, or furnished to, the SEC may also be inspected and copied for a fee at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549.

The Corporation has filed with the SEC the Registration Statement under the U.S. Securities Act, with respect to the Securities. This Prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. For further information with respect to the Corporation and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in or incorporated by reference into this Prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov. Each time the Corporation sells Securities under the Registration Statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

THE CORPORATION

The Corporation is incorporated under the Business Corporations Act (British Columbia). The head office of the Corporation is located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8 and the registered office is located at 2686 Point Grey Rd., Vancouver, BC, V6K 1A5, Canada.

The Corporation was incorporated on December 21, 2010 pursuant to the Business Corporations Act (British Columbia). On April 21, 2017, the Corporation entered into a merger agreement, pursuant to which the Corporation acquired all of the issued and outstanding securities of mCloud Corp. by way of a reverse triangular merger of “Universal Ventures Subco Inc.” and “mCloud Corp.”. The amalgamated entity, “Universal mCloud USA Corp.”, continued as a wholly-owned subsidiary of the Corporation. On October 13, 2017, the Corporation changed its name from “Universal Ventures Inc.” to “Universal mCloud Corp.”, and on October 18, 2017, the Corporation began trading on the TSXV as a Tier 2 Technology Issuer (as defined in TSXV Policy 2.1 – Initial Listing Requirements) under the new symbol “MCLD”. The Corporation has previously traded on the TSXV under the symbol “UN”. On May 18, 2018, the Corporation also began trading on the OTCQB under the symbol “MCLDF”. The Corporation subsequently changed its name to “mCloud Technologies Corp.” on October 23, 2019.

SUMMARY DESCRIPTION OF THE CORPORATION’S BUSINESS

Summary Description of Business

The Corporation delivers solutions combining Internet of Things (“IoT”), artificial intelligence (“AI”) and the cloud to unlock the untapped potential of energy-intensive assets such as heating, ventilation and air conditioning (“HVAC”) units and refrigerators in commercial buildings, control systems, heat exchangers and compressors at process industry facilities, and wind turbines generating renewable energy at onshore wind farms.

IoT enables inexpensive, readily-scalable connectivity to these and other under-served assets. Data from these IoT sensors are taken into the cloud, where digital twins of these assets are created, and AI is applied to identify opportunities to optimize asset performance. Asset operators and maintainers who manage these assets in the field are guided through a portfolio of mobile, connected applications that enable them to take asset-management actions to aid in the improvement of asset performance.

Through the Corporation’s proprietary AssetCare™ platform, AI is used to identify opportunities to improve asset performance and enable asset operators and maintainers to take direct action creating these measurable improvements. Some key applications of the Corporation’s AssetCare technology at work include:

•	curbing wasted energy while improving occupant comfort in commercial facilities through AI-powered adaptive control;

•	maximizing asset availability and production yields of renewable energy sources through continuous performance assessment and predictive maintenance; and

•optimizing the uptime and manage the operational risk of industrial process plants, including oil and gas facilities, through continuous AI-powered advisory and assistance to process operators in the field.

In all markets, the Corporation uses a commercial Software-as-a-Service business model to distribute its AssetCare solution. Customers pay a simple, subscription-based price that is determined by number of assets, asset size or complexity, and the expected efficiency gains to be created through the use of AI and analytics. Set up as multi-year, recurring subscriptions, customers pay no fees upfront to onboard an AssetCare solution; any upfront costs are leveraged across the lifetime of the initial subscription period.

The Corporation serves five key market segments:

1)

Connected Buildings, which includes AI and analytics to automate and remotely manage commercial buildings, driving improvements in energy efficiency, occupant health and safety through indoor air quality optimization and food safety and inventory protection;

2)

Connected Workers, which includes cloud software connected to third party hands-free, head-mounted “smart glasses” combined with AR capabilities to help workers in the field stay connected to experts remotely, facilitate repairs, and provide workers with an AI-powered “digital assistant”;

3)	Connected Energy, which includes inspection of wind turbine blades using AI-powered computer vision and the deployment of analytics to improve wind farm energy production yield and availability;

4)

Connected Industry, which includes process assets and control endpoint monitoring, equipment health, and asset inventory management capabilities, driving lower cost of operation for field assets and access to high-precision 3D digital twins enabling remote management of change operations across distributed teams; and

5)

Connected Health, which includes remote health monitoring and connectivity to caregivers using mobile apps and wireless sensors that enable 24/7 care without the need for in-person visits, including at elder care facilities, age-in-place situations and medical clinics which also have strict requirements for indoor air quality and greenhouse gas standards.

All of the target market segments are powered by common technology unique to the Corporation, enabling it to create and scale asset energy solutions using IoT, AI and cloud capabilities, with real-time information contextualized to each asset, and secure communications and 3D digital twin technologies.

The Corporation serves customers globally with a local presence in North America, the United Kingdom and Continental Europe, the Middle East, Southeast Asia, and Greater China.

Brokered Offering

On April 15, 2021, the Corporation issued a total of 6,900,000 units of the Corporation at an issue price of $2.10 per unit for aggregate gross proceeds of CAD$14,490,000 (the “Brokered Offering”). Each unit consisted of one Common Share and one Common Share purchase warrant of the Corporation. Each Common Share purchase warrant is exercisable for one Common Share at an exercise price of $2.85 per Common Share, subject to adjustment in certain events. The Brokered Offering was led by ATB Capital Markets Inc. (the “Agent”). The Agent was paid a cash fee equal to 7% of the gross proceeds raised under the Brokered Offering.

Debt Conversion and Exchange Agreements

On July 12, 2021, the Corporation entered into debt conversion and exchange agreements with the holders of more than 99.2% of the outstanding principal amount of its 8% convertible unsecured subordinated debentures (the “8% Debentures”), pursuant to which the Corporation issued an aggregate of 6,323,360 Common Shares and 6,323,360 Common Share purchase warrants in consideration for the extinguishment of USD$8,809,000 principal and USD$302,730 interest owing under the 8% Debentures (the “Indebtedness”). On August 16, 2021, the Corporation announced that it had completed a non-brokered private placement offering (the “Non-Brokered Offering”) of 227,027 units of the Corporation at a price per unit of $1.85 for gross proceeds of approximately $420,000. Each unit consisted of one Common Share and one Common Share purchase warrant, with each such warrant entitling the holder thereof to acquire one Common Share at an exercise price of $2.85 per Common Share at any time prior to 5:00 p.m. (Mountain Standard Time) on April 15, 2024.

EARNINGS COVERAGE RATIOS

If we offer Debt Securities having a term to maturity in excess of one year under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions, joint venture or licensing arrangements. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

The above-noted allocation represents the Corporation’s intention with respect to its use of proceeds based on current knowledge and planning by management of the Corporation (excluding potential contingencies and any deficiencies). Actual expenditures may differ from the estimates set forth above. There may be circumstances where, for sound business reasons, a reallocation may be deemed prudent or necessary. Pending actual expenditures, the Corporation may invest the funds in short-term, investment grade, interest-bearing securities, in government securities or in bank accounts at the discretion of management. The Corporation cannot predict whether the proceeds invested will yield a favourable return. See “Risk Factors” in the AIF.

SHARE STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the close of business on November 17, 2021, there were 41,169,260 Common Shares outstanding. The holders of Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation, and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

All Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other disposition of the assets of the Corporation among its shareholders for the purpose of winding up its affairs after the Corporation has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other material restrictions or any provisions requiring a securityholder to contribute additional capital to the Corporation.

CONSOLIDATED CAPITALIZATION

Since June 30, 2021, the date of the Interim Financial Statements, there have been no material changes to the Corporation’s share and loan capitalization on a consolidated basis, other than as set out below. The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on our share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.

On July 12, 2021, the Corporation entered into debt conversion and exchange agreements with the holders of more than 99.2% of the outstanding principal amount of the 8% Debentures, pursuant to which the Corporation issued an aggregate of 6,323,360 Common Shares and 6,323,360 Common Share purchase warrants in consideration for the Indebtedness, as described above.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The following sets forth certain general terms and provisions of the Common Shares. The particular terms and provisions of the Common Shares offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Common Shares, will be described in the applicable Prospectus Supplement. The Common Shares may be sold separately or together with Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units under this Prospectus, or on conversion or exchange of any such Securities.

The holders of Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation, and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

All Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other disposition of the assets of the Corporation among its shareholders for the purpose of winding up its affairs after the Corporation has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other materials restrictions or any provisions requiring a securityholder to contribute additional capital to the Corporation.

Preferred Shares

The following sets forth certain general terms and provisions of the Preferred Shares. The particular terms and provisions of a series of Preferred Shares offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Preferred Shares, will be described in the applicable Prospectus Supplement. One or more series of Preferred Shares may be sold separately or together with Common Shares, Debt Securities, Subscription Receipts, Warrants or Units under this Prospectus, or on conversion or exchange of any such Securities.

The Corporation is not currently authorized to issue Preferred Shares. Subject first to obtaining all necessary corporate and regulatory approvals, it is proposed that the Preferred Shares will be issued from time to time in one or more series, and that the Corporation’s board of directors will be authorized to fix, before the issuance thereof, the number of Preferred Shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series, including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions, the whole to be subject to the issuance of a certificate of amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of the series.

The Preferred Shares of each series may, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares. If any amount of cumulative dividends (whether or not declared) or declared non-cumulative dividends or any amount payable on any such distribution of assets constituting a return of capital in respect of the Preferred Shares of any series is not paid in full, the Preferred Shares of such series shall participate rateably with the Preferred Shares of every other series in respect of all such dividends and amounts.

This section describes the general terms that will apply to any Preferred Shares being offered. The terms and provisions of any Preferred Shares offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Preferred Shares that will be described in the related Prospectus Supplement will include, where applicable:

(a)	the offering price of the Preferred Shares;

(b)	the title and designation of number of shares of the series of Preferred Shares;

(c)

the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to accumulate;

(d)	any conversion or exchange features or rights;

(e)	whether the Preferred Shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

(f)	any liquidation rights;

(g)	any sinking fund provisions;

(h)	any voting rights;

(i)	whether the Preferred Shares will be issued in fully registered or “book-entry only” form;

(j)	any other rights, privileges, restrictions and conditions attaching to the Preferred Shares; and

(k)	any other specific terms.

Debt Securities

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement. One or more series of Debt Securities may be sold separately or together with Common Shares, Preferred Shares, Subscription Receipts, Warrants or Units under this Prospectus, or on conversion or exchange of any such Securities.

Priority & Security

Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be direct secured or unsecured obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. If the Debt Securities are unsecured senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Corporation from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Corporation as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of the Corporation from time to time issued and outstanding as described in the applicable Prospectus Supplement. The Corporation reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.

The board of directors of mCloud may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Terms of the Debt Securities

In conformity with applicable laws of Canada, for all bonds and notes of companies that are publicly offered, the Debt Securities will be issued under one or more indentures between the Corporation and a trustee that will be named in the applicable Prospectus Supplement. There will be a separate indenture for the senior Debt Securities and the subordinated Debt Securities. An indenture is a contract between a financial institution, acting on your behalf as trustee of the Debt Securities offered, and the Corporation. The trustee has two main roles. First, subject to some limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against the Corporation if it defaults on its obligations under the indenture. Second, the trustee performs certain administrative duties for the Corporation. The aggregate principal amount of Debt Securities that may be issued under each indenture is unlimited. A copy of the form of each indenture to be entered into in connection with offerings of Debt Securities will be filed with the securities regulatory authorities in Canada when it is entered into. A copy of any indenture or supplement thereto entered into by the Corporation will be filed with securities regulatory authorities and will be available on our SEDAR profile at www.sedar.com.

The Corporation may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these Securities at a discount below their stated principal amount. The Corporation may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, the Corporation will describe certain Canadian federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

Selected provisions of the Debt Securities and the indenture(s) under which such Debt Securities will be issued are summarized below. This summary is not complete. The statements made in this Prospectus relating to any indenture and Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable indenture.

The indentures will not limit the amount of Debt Securities that we may issue thereunder. We may issue Debt Securities from time to time under an indenture in one or more series by entering into supplemental indentures or by our board of directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. Unless otherwise indicated in the applicable Prospectus Supplement, we may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series.

The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities. Those terms may include some or all of the following:

(a)	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b)	the indenture under which such Debt Securities will be issued and the trustee(s) thereunder;

(c)

the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

(d)	whether such Debt Securities are senior or subordinated and, if subordinated, the applicable subordination provisions;

(e)	the percentage of the principal amount at which such Debt Securities will be issued;

(f)	the date or dates on which such Debt Securities will mature;

(g)	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

(h)	the dates on which any such interest will be payable and the record dates for such payments;

(i)	any redemption term or terms under which such Debt Securities may be defeased;

(j)	whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(k)	the place or places where principal, premium and interest will be payable;

(l)	any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such series of debt securities to be due and payable;

(m)	the securities exchange(s) on which such series of Debt Securities will be listed, if any;

(n)	any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the applicable indenture;

(o)	the designation and terms of any other Securities with which the Debt Securities will be offered, if any, and the principal amount of Debt Securities that will be offered with each Security;

(p)	governing law;

(q)	any limit upon the aggregate principal amount of the Debt Securities of such series that may be authenticated and delivered under the indenture;

(r)	if other than the Corporation or the trustee, the identity of each registrar and/or paying agent;

(s)	if the Debt Securities are issued as a Unit with another Security, the date on and after which the Debt Securities and other Security will be separately transferable;

(t)	if the Debt Securities are to be issued upon the exercise of Warrants, the time, manner and place for such Securities to be authenticated and delivered;

(u)

if the Debt Securities are to be convertible or exchangeable into other securities of the Corporation, the terms and procedures for the conversion or exchange of the Debt Securities into other securities; and

(v)	any other specific terms of the Debt Securities of such series, including any events of default or covenants.

Any convertible or exchangeable Debt Securities will be convertible or exchangeable only for other securities of the Corporation. In an offering of convertible, exchangeable or exercisable Securities, original purchasers will have a contractual right of rescission against the Corporation following the conversion, exchange or exercise of such Securities in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation. Additional information concerning this right of rescission is included under the heading “Statutory Right of Rescission”.

Debt Securities, if issued in registered form, will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for an equal aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the relevant trustee. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Modifications

We may amend any indenture and the Debt Securities without the consent of the holders of the Debt Securities in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Debt Securities. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

Subscription Receipts

Subscription Receipts may be offered separately or together with Common Shares, Preferred Shares, Debt Securities, Warrants or Units, as the case may be. Subscription Receipts will be issued under a subscription receipt agreement (a “Subscription Receipt Agreement”) that will be entered into between us and the escrow agent (the “Escrow Agent”) at the time of issuance of the Subscription Receipts. Each Escrow Agent will be a financial institution authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.

Terms of the Subscription Receipts

The Subscription Receipt Agreement will provide each initial purchaser of Subscription Receipts with a non-assignable contractual right of rescission following the issuance of any Common Shares, Warrants or Debt Securities, as applicable, to such purchaser upon the exchange of the Subscription Receipts if this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (British Columbia). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Securities issued in exchange therefor, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission will not extend to any holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser on the open market or otherwise.

The applicable Prospectus Supplement will include details of the Subscription Receipt Agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement and Subscription Receipt Agreement. A copy of the Subscription Receipt Agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts.

Subscription Receipts will entitle the holder thereto to receive other Securities (typically Common Shares, Warrants or Debt Securities), for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Corporation. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow or other agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscriptions Receipts will receive other Securities upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon.

This section describes the general terms that will apply to any Subscription Receipts being offered and is not intended to be complete. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:

(a)	the number of Subscription Receipts;

(b)	the price at which the Subscription Receipts will be offered;

(c)

conditions (the “Release Conditions”) for the exchange of Subscription Receipts into Common Shares, Warrants or Debt Securities, as the case may be, and the consequences of such conditions not being satisfied;

(d)	the procedures for the exchange of the Subscription Receipts into Common Shares, Warrants or Debt Securities;

(e)	the number of Common Shares, Warrants or Debt Securities to be exchanged for each Subscription Receipt;

(f)

procedures for the payment by the Escrow Agent to holders of such Subscription Receipts of an amount equal to all or a portion of the subscription price of their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, if the Release Conditions are not satisfied;

(g)

the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon, or collectively, the Escrowed Funds, pending satisfaction of the Release Conditions;

(h)	the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Warrants or Debt Securities;

(i)	the identity of the Escrow Agent;

(j)	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

(k)

the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to us upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

(l)

the currency or currency unit for which Subscription Receipts may be purchased and the aggregate principal amount, currency or currencies, denominations and terms of the series of Common Shares, Warrants or Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

(m)	the material income tax consequences of owning, holding and disposing of the Subscription Receipts;

(n)	the securities exchange(s) on which the Subscription Receipts will be listed, if any; and

(o)	any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts. Subscription Receipts, if issued in registered form, will be exchangeable for other Subscription Receipts of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to us (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive payment of an amount equal to all or a portion of the subscription price for their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by way of consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that we may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Warrants

The following sets forth certain general terms and provisions of the Warrants. We may issue Warrants for the purchase of Common Shares, Debt Securities or other Securities of the Corporation. Warrants may be issued independently or together with Common Shares, Preferred Shares, Debt Securities, Subscription Receipts, Units or other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants will be issued under a warrant indenture or agreement between us and a warrant agent that we will name in the applicable Prospectus Supplement.

Terms of the Warrants

Each initial purchaser of Warrants that are exercisable within 180 days of the date of purchase will have a non-assignable contractual right of rescission following the issuance of any securities to such purchaser upon the exercise of the Warrants if this Prospectus, the Prospectus Supplement under which the Warrants are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (British Columbia). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Warrants upon surrender of the securities issued on the exercise thereof, provided that such remedy for rescission is exercised within 180 days from the date of the purchase of such Warrants under the applicable Prospectus Supplement. This right of rescission will not extend to any holders of Warrants who acquire such Warrants from an initial purchaser on the open market or otherwise. Additional information concerning this right of rescission is included under the heading “Statutory Right of Rescission”.

This summary of some of the provisions of the Warrants is not complete, the applicable Prospectus Supplement will include details of the warrant agreement(s) covering the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of the warrant agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com.

Warrants will entitle the holder thereof to receive other Securities (typically Common Shares or Debt Securities) upon the exercise thereof and payment of the applicable exercise price. A Warrant is typically exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable.

This section describes the general terms that will apply to any Warrants being offered. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Warrants that will be described in the related Prospectus Supplement will include, where applicable:

(a)	the designation of the Warrants;

(b)	the aggregate number of Warrants offered and the offering price;

(c)

the designation, number and terms of the Common Shares, Debt Securities or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

(d)	the exercise price of the Warrants;

(e)	the dates or periods during which the Warrants are exercisable;

(f)	the designation and terms of any securities with which the Warrants are issued;

(g)	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

(h)	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

(i)	whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

(j)	any minimum or maximum amount of Warrants that may be exercised at any one time;

(k)	whether the Warrants will be issued in fully registered or global form;

(l)	whether such Warrants will be listed on any securities exchange;

(m)	the currency or currency unit in which the exercise price is denominated;

(n)	any rights, privileges, restrictions and conditions attaching to the Warrants;

(o)	the material income tax consequences of owning, holding and disposing of the Warrant; and

(p)	any other specific terms.

Warrant certificates, if issued in registered form, will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.

Modifications

We may amend any warrant agreement and the Warrants without the consent of the holders of the Warrants in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

Enforceability

The warrant agent will act solely as our agent. The warrant agent will not have any duty or responsibility if we default under the warrant agreements or the warrant certificates. A Warrant holder may, without the consent of the warrant agent, enforce, by appropriate legal action on its own behalf, the holder’s right to exercise the holder’s Warrants.

Units

The following sets forth certain general terms and provisions of the Units. We may issue Units comprised of only one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Terms of the Units

Any Prospectus Supplement for Units supplementing this Prospectus will contain the terms and other information with respect to the Units being offered thereby, including:

(a)	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

(b)	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

(c)	how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

(d)	the currency or currency units in which the Units may be purchased and the underlying Securities denominated;

(e)	the securities exchange(s) on which such Units will be listed, if any;

(f)	whether the Units and the underlying Securities will be issued in fully registered or global form; and

(g)	any other specific terms of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

Modifications

We may amend the unit agreement and the Units, without the consent of the holders of the Units, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Units. Other amendment provisions will be as indicated in the applicable Prospectus Supplement.

OTHER MATTERS RELATING TO THE SECURITIES

General

The Securities may be issued in fully registered certificated form or in book-entry only form.

Certificated Form

Securities issued in certificated form will be registered in the name of the purchaser or its nominee on the registers maintained by our transfer agent and registrar or the applicable trustee.

Book-Entry Only Form

Securities issued in “book-entry only” form must be purchased, transferred or redeemed through participants in a depository service of a depository identified in the Prospectus Supplement for the particular offering of Securities. Each of the underwriters, dealers or agents, as the case may be, named in the Prospectus Supplement will be a participant of the depository. On the closing of a book-entry only offering, we will cause a global certificate or certificates or an electronic deposit representing the aggregate number of Securities subscribed for under such offering to be delivered to or deposited with, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from us or the depository evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of such registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Securities. Reference in this Prospectus to a holder of Securities means, unless the context otherwise requires, the owner of the beneficial interest in the Securities.

If we determine, or the depository notifies us in writing, that the depository is no longer willing or able to properly discharge its responsibilities as depository with respect to the Securities and we are unable to locate a qualified successor, or if we at our option elect, or are required by law, to terminate the book-entry system, then the Securities will be issued in certificated form to holders or their nominees.

Transfer, Conversion or Redemption of Securities

Certificated Form

Transfer of ownership, conversion or redemptions of Securities held in certificated form will be effected by the registered holder of the Securities in accordance with the requirements of our transfer agent and registrar and the terms of the agreement, indenture or certificates representing such Securities, as applicable.

Book-Entry Only Form

Transfer of ownership, conversion or redemptions of Securities held in book-entry only form will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants. The ability of a holder to pledge a Security or otherwise take action with respect to such holder’s interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Certificated Form

Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us, and any notices in respect of a Security will be given by us, directly to the registered holder of such Security, unless the applicable agreement, indenture or certificate in respect of such Security provides otherwise.

Book-Entry Only Form

Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us to the depository or its nominee, as the case may be, as the registered holder of the Security and we understand that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participants. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.

As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, our responsibility and liability in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption, dividend or interest (as applicable) due on the Securities to the depository or its nominee. Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities.

We understand that under existing industry practices, if we request any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to any Securities issued in book-entry only form, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by us, any trustee and the depository. Accordingly, any holder that is not a participant must rely on the contractual arrangement it has directly or indirectly through its financial intermediary with its participant to give such notice or take such action.

We, the underwriters, dealers or agents and any trustee identified in a Prospectus Supplement relating to an offering of Securities in book-entry only form, as applicable, will not have any liability or responsibility for: (i) records maintained by the depository relating to beneficial ownership interests of the Securities held by the depository or the book-entry accounts maintained by the depository; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership; or (iii) any advice or representation made by or with respect to the depository and contained in the Prospectus Supplement or in any indenture relating to the rules and regulations of the depository or any action to be taken by the depository or at the directions of the participants.

PLAN OF DISTRIBUTION

The Corporation may sell Securities offered by this Prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (iii) in connection with acquisitions of assets or shares of another entity or company. The Prospectus Supplement relating to an offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public and will identify the person(s) offering the Securities. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market distributions”), and the proceeds to us from the sale of the Securities. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market” distributions. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to us.

The sale of Securities may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions”, including sales made directly on the TSXV or other existing trading markets for the Securities. Sales of Securities under an “at-the-market distribution”, if any, will be made pursuant to an accompanying Prospectus Supplement. The volume and timing of any “at-the-market distributions” will be determined in the Corporation’s sole discretion.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to “at-the-market” offerings, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an “at-the-market” offering, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities in connection with an “at-the-market distribution”, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

The Securities may also be sold directly by us in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and us, or through agents designated by us, from time to time. Any agent involved in the offering and sale of Securities pursuant to a particular Prospectus Supplement will be named, and any commission payable by us to that agent will be set forth in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us in the form of commissions, concessions and discounts. Any such commissions may be paid out of our general funds or the proceeds of the sale of Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

Each issue by the Corporation of Debt Securities, Preferred Shares, Subscription Receipts, Warrants and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an offering of Debt Securities, Preferred Shares, Subscription Receipts, Warrants and Units, such Securities will not be listed on any securities or stock exchange. Any underwriters, dealers or agents to or through whom such Securities are sold may make a market in such Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any such Securities will develop or as to the liquidity of any trading market for such Securities.

In connection with any offering of Securities, the applicable Prospectus Supplement will set forth any intention by the underwriters, dealers or agents to offer, allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Trading price and volume of the Corporation’s securities will be provided as required for all of our listed securities, as applicable, in each Prospectus Supplement to this Prospectus.

RISK FACTORS

The Securities are subject to certain risks. When evaluating the Corporation and its business, potential holders of the Securities should consider carefully the information set out in this Prospectus and the risks described below and in the documents incorporated by reference in this Prospectus, including those risks identified and discussed under the heading “Risk Factors” in the AIF, which are incorporated by reference herein. The risks described below and in the AIF are not the only ones facing the Corporation. Additional risks not currently known to the Corporation, or that the Corporation currently deems immaterial, may also impair the Corporation’s operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of the risks described below or in the AIF actually occur, the Corporation’s business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and consult with their professional advisors to assess any investment in the Corporation. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation’s business operations.

Risks Relating to the Corporation

The Securities are subject to certain risks. When evaluating the Corporation and its business, potential holders of the Securities should consider carefully the information set out in this Prospectus and the risks described below and in the documents incorporated by reference in this Prospectus, including those risks identified and discussed under the heading “Risk Factors” in the AIF, which are incorporated by reference herein. The risks described below and in the AIF are not the only ones facing the Corporation. Additional risks not currently known to the Corporation, or that the Corporation currently deems immaterial, may also impair the Corporation’s operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of the risks described below or in the AIF actually occur, the Corporation’s business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and consult with their professional advisors to assess any investment in the Corporation. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation’s business operations

A positive return on Securities is not guaranteed

There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Holders of Warrants have no rights as a shareholder

Until a holder of Warrants acquires Warrant Shares upon exercise of Warrants, such holder will have no rights with respect to the Warrant Shares underlying such Warrants. Upon exercise of such Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date. There can be no assurance that the market price of the Common Shares will ever equal or exceed the exercise price of the Warrants, and consequently, whether it will ever be profitable for holders of the Warrants to exercise the Warrants.

The Corporation has broad discretion to use the net proceeds from an offering

The Corporation intends to use the net proceeds raised under this Prospectus to achieve its stated business objectives as set forth under “Use of Proceeds” under this Prospectus and any applicable Prospectus Supplement. The Corporation maintains broad discretion to spend the proceeds in ways that it deems most efficient as well as the timing of expenditures. As a result, investors will be relying on the judgment of management as to the application of the remaining proceeds of an offering. Management may use the remaining proceeds of an offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the remaining proceeds are uncertain. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds as set forth under “Use of Proceeds”, or the failure of the Corporation to achieve its stated business objectives set forth in such section, could adversely affect the Corporation’s business, financial condition and / or operating results and, consequently, could adversely affect the price of the Common Shares on the open market.

The Corporation may sell or issue additional Common Shares or other Securities resulting in dilution

The Corporation may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions. The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the TSXV may decrease due to the additional number of Common Shares available in the market.

There is no assurance of a sufficient liquid trading market for the Corporation’s Common Shares in the future

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Corporation’s Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSXV or the OTCQB, or achieve listing on any other public listing exchange.

There is currently no market through which the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units may be sold

There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, our Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus.

This may affect the pricing of our Securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our Securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control

The factors which may contribute to market price fluctuations of the Common Shares include the following:

•	actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

•	addition or departure of the Corporation’s executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding Common Shares;

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Corporation’s industry generally and its business and operations;

•	announcements of developments and other material events by the Corporation or its competitors;

•	fluctuations to the costs of vital production materials and services;

•	changes in global financial markets and global economies and general market conditions, such as interest rates and price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets.

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future

Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation’s board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation’s board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other future unsecured debt

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

Negative Cash Flow from Operations

The Corporation’s cash and cash equivalents as at June 30, 2021 were approximately $6.530 million in the aggregate. As at June 30, 2021, the Corporation’s working capital deficiency was approximately $19.966 million. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, all or a portion of the net proceeds from an offering may be used to fund such negative cash flow from operating activities.

Sufficiency of Capital

Should the Corporation’s costs and expenses prove to be greater than currently anticipated, or should the Corporation change its current business plan in a manner that will increase or accelerate its anticipated costs and expenses, the depletion of its working capital would be accelerated. To the extent it becomes necessary to raise additional cash in the future as its current cash and working capital resources are depleted, the Corporation will seek to raise it through the public or private sale of assets, debt or equity securities, the procurement of advances on contracts, debt financing or short-term loans, or a combination of the foregoing. The Corporation may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. The Corporation does not currently have any binding commitments for, or readily available sources of, additional financing. The Corporation cannot guarantee that it will be able to secure the additional cash or working capital it may require to continue our operations. Failure by the Corporation to obtain additional cash or working capital on a timely basis and in sufficient amounts to fund its operations or to make other satisfactory arrangements may cause the Corporation to delay or indefinitely postpone certain of its activities, including potential acquisitions, or to reduce or delay capital expenditures, sell material assets, seek additional capital (if available) or seek compromise arrangements with its creditors. The foregoing could materially and adversely impact the business, operations, financial condition and results of operations of the Corporation.

Force Majeure Events- COVID 19

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. On March 11, 2020, the World Health Organization declared this outbreak a global pandemic. Major health issues and pandemics, such as the coronavirus, may adversely affect trade, global and local economies and the trading prices of the Common Shares and Warrants. The outbreak may affect the supply chain of the Corporation and may restrict the level of economic activity in affected areas, which may adversely affect the price and demand for the Corporation’s products as well as the Corporation’s ability to collect outstanding receivables from its customers. It is possible that the Corporation may be required to temporarily close one or more of its facilities and suspend operations. Given the ongoing and dynamic nature of the circumstances, the extent to which the coronavirus will impact the Corporation’s financial results and operations is uncertain. It is possible, however, that the Corporation’s business operations and financial performance in 2021 and beyond may be materially adversely affected by this global pandemic.

EXEMPTIVE RELIEF

Pursuant to a decision of the Autorité des marchés financiers dated November 18, 2021, the Corporation was granted exemptive relief from the requirement that this Prospectus as well as some of the documents incorporated by reference herein be publicly filed in both the French and English languages. This exemptive relief is granted on the condition that this Prospectus and the documents incorporated by reference herein be publicly filed in both the French and English languages at the earliest of: (i) December 15, 2021; or (ii) the date at which the Corporation files a Prospectus Supplement in Canada.

PROMOTERS

Russel McMeekin and Costantino Lanza may be considered promoters of the Corporation, as they have taken the initiative in reorganizing and financing the business of the Corporation. Other than as disclosed in this Prospectus, any Prospectus Supplement hereto, the AIF or the 2020 Circular, each of which can be found on the Corporation’s profile on SEDAR at www.sedar.com, there is nothing of value, including money, property, contracts, options or rights of any kind, received or to be received by Russel McMeekin or Costantino Lanza, directly or indirectly, from the Corporation or any subsidiary thereof nor any assets, services or other consideration received or to be received by the Corporation or any subsidiary thereof in return. Except as disclosed in this Prospectus, any Prospectus Supplement hereto, the AIF, or the 2020 Circular, no asset has been acquired within the Corporation’s two most recently completed financial years or during the Corporation’s current financial year, or is to be acquired by the Corporation or any subsidiary, from Russel McMeekin or Costantino Lanza for valuable consideration.

Other than as disclosed in the AIF, neither Russel McMeekin nor Costantino Lanza is, as at the date hereof, and was not within 10 years before the date hereof, a director, chief executive officer, or chief financial officer of any person or issuer that: (i) was subject to any cease trade order, order similar to a cease trade order or an order that denied the relevant person or issuer access to any exemption under securities legislation, and was in effect for a period of more than 30 consecutive days, that was issued while they were acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to any cease trade order, order similar to a cease trade order or an order that denied the relevant person or issuer access to any exemption under securities legislation, and was in effect for a period of more than 30 consecutive days, that was issued after they ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while they were acting in the capacity as director, chief executive officer or chief financial officer.

Neither Russel McMeekin nor Costantino Lanza is, as at the date hereof, nor has been within the 10 years before the date hereof, a director or executive officer of any person or company that, while they were acting in that capacity, or within a year of him ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, neither Russel McMeekin nor Costantino Lanza has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Neither Russel McMeekin nor Costantino Lanza has been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority, and neither such individual has entered into a settlement agreement with a provincial and territorial securities regulatory authority. In addition, neither Russel McMeekin nor Costantino Lanza is subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision. Russel McMeekin beneficially owns, controls or directs, 651,340 Common Shares, representing 1.58% of the issued and outstanding Common Shares and Costantino Lanza beneficially owns, controls or directs, 546,822 Common Shares, representing 1.33% of the issued and outstanding Common Shares.

INTERESTS OF EXPERTS

KPMG LLP are the auditors of the Corporation and have confirmed with respect to the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Corporation under all relevant United States professional and regulatory standards.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, located at Suite 3100, 205 – 5th Avenue SW, Calgary, AB, T2P 4B9.

The transfer agent and registrar in respect of the Common Shares is AST Trust Corporation (Canada) at its Vancouver office located at 1066 West Hastings Street, Suite 1600, Vancouver, BC, V6E 3X1.

LEGAL MATTERS

Certain legal matters related to our securities offered by this Prospectus will be passed upon on our behalf by Owens Wright LLP, with respect to matters of Canadian law. The partners and associates of Owens Wright LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Corporation.

STATUTORY RIGHT OF RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus or a Prospectus Supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or a Prospectus Supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. However, purchasers of Securities distributed under an “at-the-market distribution” by the Corporation will not have the right to withdraw from an agreement to purchase Securities and will not have remedies for rescission or, in some jurisdictions, revisions of the price or damages for non-delivery of the prospectus, because this Prospectus, Prospectus Supplements relating to Securities purchased by the purchaser and any amendment relating to Securities purchased by the purchaser will not be delivered in cases where an exemption from such delivery requirement has been obtained or is otherwise available. Any remedies under securities legislation that a purchaser of Securities under an “at-the-market distribution” by the Corporation may have against the Corporation or agents for rescission or, in some jurisdictions, revisions of the price or damages if this Prospectus, Prospectus Supplements relating to Securities purchased by the purchaser and any amendment relating to Securities purchased by the purchaser contain a misrepresentation will remain unaffected by the non-delivery in cases where an exemption from such delivery requirement has been obtained or is otherwise available. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

In addition, original purchasers of convertible, exchangeable or exercisable Securities (unless the Securities are reasonably regarded by the Corporation as incidental to the applicable offering as a whole) may be granted a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of the convertible, exchangeable or exercisable Security. This contractual right of rescission will, if granted, be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia) (the “Securities Act”) and is in addition to any other right or remedy available to original Canadian purchasers under section 131 of the Securities Act or otherwise by law.

The contractual right of rescission will, if granted, be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive the amount paid for the applicable convertible, exchangeable or exercisable Security (and any additional amount paid upon conversion, exchange or exercise) upon surrender of the underlying Securities acquired thereby, in the event that this Prospectus, the applicable Prospectus Supplement or any amendments thereto contains a misrepresentation, provided that (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under the applicable Prospectus Supplement, and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under the applicable Prospectus Supplement.

In an offering of convertible, exchangeable or exercisable Securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in a prospectus is, under the securities legislation of certain provinces and territories, limited to the price at which convertible, exchangeable or exercisable Security was offered to the public under the prospectus offering. Accordingly, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and/or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

Dated: November 18, 2021

This amended and restated short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this amended and restated prospectus as required by the securities legislation of the provinces of Canada and the territory of Nunavut.

By: (Signed) Russel McMeekin Chief Executive Officer	By: (Signed) Chantal Schutz Chief Financial Officer

On Behalf of the Board of Directors:

By: (Signed) Elizabeth MacLean Director	By: (Signed) Costantino Lanza Director

CERTIFICATE OF THE PROMOTERS

Dated: November 18, 2021

This amended and restated short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this amended and restated prospectus as required by the securities legislation of the provinces of Canada and the territory of Nunavut.

By: (Signed) Russel McMeekin Promoter	By: (Signed) Costantino Lanza Promoter

mCloud Technologies Corp.

$9,450,000

2,100,000 Units

Price: $4.50 per Unit

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Sole Book-Running Manager

Maxim Group LLC